04029499

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A

AMENDMENT NO. 4

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

MAY 14 2004

Profound Beauty Inc.
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

32-02 Queens Blvd., Long Island City, New York 11101 (718) 472-6587
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

Barbara Novick
Secretary
Profound Beauty Inc.
32-02 Queens Blvd., Long Island City, New York 11101 (718) 472-6587
(Name, address, including zip code, and telephone number, including area code, of Agent for Service)

5122	41–2078593
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

400689-35

PART I — NOTIFICATION

ITEM 1. Significant Parties

(a) ISSUER'S DIRECTORS:

Nikos Mouyiaris

Home Address
425 East 58th Street
New York, New York 10022

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

Barbara Novick

Home Address
65 Wildwood Drive
Laurel Hollow, New York 11791

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

(b) ISSUER'S OFFICERS:

Nikos Mouyiaris
President and Chief Executive Officer

Home Address
425 East 58th Street
New York, New York 10022

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

Howard Friedensohn
Chief Operating Officer

Home Address
140 Trails End
Irvington, New York 10533

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

Lawrence Weinstock
Chief Financial Officer

Home Address
4 West Mall Drive
West Hills, New York 11743

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

Robert Salem
Executive Vice President and Chief Strategic Officer

Home Address
31 West 16th Street, Apt. 1
New York, New York 10011

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

Stefany Reed
Vice President - Salon Business Development

Home Address
49 Old Pocasset Road
Johnston, Rhode Island 02919

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

Kathleen Travers
Vice President – Marketing Communications

Home Address
317 East 74th Street
New York, New York 10021

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

Barbara Novick
Secretary and Treasurer

Home Address
65 Wildwood Drive
Laurel Hollow, New York 11791

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

(c) ISSUER'S GENERAL PARTNERS: N/A

(d) RECORD OWNERS OF 5 PERCENT OR MORE OF ANY CLASS OF EQUITY SECURITIES:

Nikos Mouyiaris

Home Address
425 East 58th Street
New York, New York 10022

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

(e) BENEFICIAL OWNERS OF 5 PERCENT OR MORE OF ANY CLASS OF EQUITY SECURITIES:

Nikos Mouyiaris

Home Address
425 East 58th Street
New York, New York 10022

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

(f) **ISSUER'S PROMOTERS:**

Nikos Mouyiaris

Home Address
425 East 58th Street
New York, New York 10022

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

(g) **ISSUER'S AFFILIATES:**

Nikos Mouyiaris

Home Address
425 East 58th Street
New York, New York 10022

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

Mana Products, Inc.
32–02 Queens Blvd.
Long Island City, New York 11101

Ariana Realty Company LLC
32–02 Queens Blvd.
Long Island City, New York 11101

Erno Laszlo LLC
32–02 Queens Blvd.
Long Island City, New York 11101

27-11 49th Avenue Realty LLC
32–02 Queens Blvd.
Long Island City, New York 11101

Electronic Engineering Systems, Inc.
1403 Greenbrier Parkway
Chesapeake, Virginia 23320

(h) **ISSUER'S COUNSEL:**

Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

(i) **UNDERWRITER:** N/A

(j) **UNDERWRITER'S DIRECTORS:** N/A

(k) **UNDERWRITER'S OFFICERS:** N/A

(l) **UNDERWRITER'S GENERAL PARTNERS:** N/A

(m) **UNDERWRITER'S COUNSEL:** N/A

ITEM 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied:
N/A.

ITEM 3. Affiliate Sales

The proposed offering does not involve the resale of securities by affiliates of Issuer (as hereinafter defined).

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

The securities will not be offered by underwriters, dealers or salespersons.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Issuer's President and Chief Operating Officer, as authorized Officers of Issuer, shall offer (grant) the securities (the options) to certain consultants and advisors of Issuer, and to certain principals, employees and consultants of Issuer's customers based on such individual's contribution to Issuer in the following states:

New York, Florida, New Hampshire, New Jersey, Georgia, Arizona, California, Texas, Connecticut, Maine, Massachusetts, Rhode Island, Vermont, Nevada, New Mexico, Virginia, Maryland, Delaware, Illinois, Wisconsin, Pennsylvania, District of Columbia, Colorado and Ohio.

There will not be any commissions or remuneration in connection with the grant of Issuer's options.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) Unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A:

PROFOUND BEAUTY INC.
(A NEW YORK CORPORATION AND PREDECESSOR OF ISSUER) [(1)]

Name	Number of Shares of Common Stock (Par Value $0.001 Per Share)	Date Issued	Aggregate Offering Price/ Consideration Paid
Nikos Mouyiaris	12,888,020	02/10/03	$ 64,440.10
Howard Friedensohn	32,780	10/29/03	$ 163.90
John Gillespie	15,200	10/29/03	$ 76.00
Joseph Salem	25,000	10/29/03	$ 125.00
Joseph Salem, Jr.	7,500	10/29/03	$ 37.50
Howard Jacoby	7,500	10/29/03	$ 37.50
Walter Thomas	24,000	10/29/03	$ 120.00

(1) The New York corporation, Profound Beauty Inc. ("NY Profound"), was merged into Issuer on November 21, 2003, with Issuer being the surviving entity, and the above listed individuals in exchange for their shares of common stock in NY Profound received an equal amount of shares of common stock of Issuer.

ISSUER

NAME	NUMBER OF SHARES OF COMMON STOCK (PAR VALUE $0.001 PER SHARE) ISSUED PURSUANT TO ISSUER'S 2003 RESTRICTED STOCK PLAN	DATE ISSUED	AGGREGATE OFFERING PRICE/ OTHER CONSIDERATION	AGGREGATE VALUE
Robert Salem	991,000	12/24/03	Employee of Issuer	$29,730
Philip Wilson	300,000(1)	12/24/03	Consultant of Issuer	$ 9,000
Mary Wilson	300,000(2)	12/24/03	Employee of Issuer	$ 9,000
Howard Friedensohn	300,000	12/24/03	Employee of Issuer	$ 9,000
Barbara Novick	50,000	12/24/03	Employee of Issuer	$ 1,500
Lawrence Weinstock	15,000	12/24/03	Employee of Issuer	$ 450
Walter Thomas	28,000	12/24/03	Consultant of Issuer	$ 840
Cheryl Esposito	5,000(3)	12/24/03	Employee of Issuer	$ 150
Stefany Reed	20,000	12/24/03	Employee of Issuer	$ 600
Phil Fennell	15,000	12/24/03	Consultant of Issuer	$ 450
Maria Laguardia	25,000	12/24/03	Employee of Issuer	$ 750
Alex Michail	10,000	12/24/03	Employee of Issuer	$ 300
Shari Schneider	10,000	12/24/03	Employee of Issuer	$ 300
Darcy Novick	5,000	12/24/03	Employee of Issuer	$ 150
Apostolos Mouyiaris	50,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 1,500
Doina Sandulache	25,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 750
Chetram Ramlachan	10,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 300
Girjahnand Pawaroo	10,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 300
Peter Zorpas	6,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 180
Eric West	10,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 300
Chris Raftis	10,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 300
David Chan	10,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 300
Deonarain Bisram	10,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 300
Bernard Stines	10,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 300
Vicky Perella	10,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 300
Gina Rokose	10,000(4)	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 300
Edward Ewankov	10,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 300
Chi Man Lee	2,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 60

Name	Number of Shares of Common Stock (Par Value $0.001 Per Share) Issued Pursuant to Issuer's 2003 Restricted Stock Plan	Date Issued	Aggregate Offering Price/ Other Consideration	Aggregate Value
Dimitrios Zizilas	2,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 60
George Kouis	2,000[5]	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 60

(1) Philip Wilson's consulting arrangement with Issuer terminated on February 27, 2004. Upon such termination, Mr. Wilson forfeited all shares of Common Stock that were granted to him pursuant to Issuer's 2003 Restricted Stock Plan.

(2) Mary Wilson's employment with Issuer terminated on February 27, 2004. Upon such termination, Ms. Wilson forfeited all shares of Common Stock that were granted to her pursuant to Issuer's 2003 Restricted Stock Plan.

(3) Cheryl Esposito's employment with Issuer terminated on April 16, 2004. Upon such termination, Ms. Esposito forfeited all shares of Common Stock that were granted to her pursuant to Issuer's 2003 Restricted Stock Plan.

(4) Gina Rokose's employment with Mana Products, Inc. terminated on March 30, 2004. Upon such termination, Ms. Rokose forfeited all shares of Common Stock that were granted to her pursuant to Issuer's 2003 Restricted Stock Plan.

(5) George Kouis' employment with Mana Products, Inc. terminated as of April 30, 2004. Upon such termination, Mr. Kouis forfeited all shares of Common Stock that were granted to him pursuant to Issuer's 2003 Restricted Stock Plan.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not applicable as no such securities have been sold.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption:

Issuer believes that the aforementioned sale and grant of Issuer's securities were exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(2) of the Securities Act ("Section 4(2)") (for the securities issued on February 10, 2003 and October 29, 2003 (collectively the "Initial Securities")) and Rule 701 of the General Rules and Regulations under the Securities Act ("Rule 701") (for the securities issued pursuant to Issuer's 2003 Restricted Stock Plan on December 24, 2003 (the "Restricted Securities")). The sale of the Initial Securities involved securities not offered to the public, and the grant of the Restricted Securities was pursuant to a written compensatory benefit plan.

Issuer was eligible to issue the Initial Securities based on a Section 4(2) exemption because:

(a) there were a limited amount of offerees (the Initial Securities were only offered to seven individuals);

(b) most of the offerees are accredited investors as defined in Rule 501 of Regulation D under the Securities Act, all of the offerees had such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of their investment in Issuer and/or had a relationship with Issuer at the time of the issuance; and

(c) the offering was made directly by Issuer to the offerees, rather than through the facilities of public distribution such as investment bankers or the securities exchanges.

Issuer was eligible to issue the Restricted Securities based on a Rule 701 exemption because:

(i) the Restricted Securities were offered pursuant to a written compensatory benefit plan (Issuer's 2003 Restricted Stock Plan);

(ii) the recipients of the Restricted Securities were all either employees, directors, officers, consultants or advisors (within the meaning of Rule 701) of Issuer or of a majority-owned subsidiary of Issuer's parent; and

(iii) the aggregate sales price or amount of securities issued in reliance on Rule 701 during any consecutive 12-month period did not exceed:

(a) $1,000,000;

(b) 15% of the total assets of Issuer; or

(c) 15% of the outstanding amount of a class of securities being granted by Issuer.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No additional offering is contemplated. However, as described in "Risk Factor — Issuer Has Substantial Future Capital Requirements, It Is Possible That Issuer Will Not Be Able To Obtain Additional Financing That May Be Required, This Would Have A Material Adverse Effect On The Operations Of Issuer", Issuer's future growth is dependent on Issuer's ability to generate a cash flow or obtain a future equity or debt financing.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

None;

(2) To stabilize the market for any of the securities to be offered:

None; and

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation:

None.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed:

None.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in Issuer or any of its parents or subsidiaries or was connected with Issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

No such expert has been named in this offering statement.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No publication authorized by Rule 254 was used prior to the filing of this notification.

PART II — OFFERING CIRCULAR

ITEM 1. Cover Page

Profound Beauty Inc.
32–02 Queens Blvd.
Long Island City, New York 11101
(718) 472-6587

May 13, 2004

4,000,000 Stock options to purchase 4,000,000 shares of Issuer's common stock, par value $0.001 per share, at an exercise price of $.10 per share (the "Options").

4,000,000 shares of Issuer's common stock, par value $.001 per share, reserved for issuance upon the exercise of the Options.

Profound Beauty Inc. ("Issuer") intends to grant to (i) certain consultants and advisors of Issuer ("Council Grantees") in connection with them being members of Issuer's Visionary Business Council and/or Visionary Creative Council (collectively "Councils"); and (ii) certain principals, employees and consultants of Issuer's customers ("Salon Grantees", and collectively with Council Grantees, "Grantees"), Options to purchase up to 4,000,000 shares of Issuer's common stock, par value $0.001 per share, ("Common Stock") pursuant to Issuer's 2003 Profound Incentive Equity (PIE) Stock Option Plan (the "Plan"). Options to purchase up to 3,700,000 shares of Common Stock will be allocated to Salon Grantees and Options to purchase up to 300,000 shares of Common Stock will be allocated to Council Grantees. Issuer will receive no proceeds related to this offering from the grant of the Options. However, upon the exercise of the Options, Issuer will receive $400,000 assuming all of the Options are granted, fully vested and exercised. The exercise of each of the Options shall entitle the Grantees to one share of Common Stock.

It is expected that the Options will be granted commencing on or about May 18, 2004. This offering qualifies the grant of the Options and the 4,000,000 shares of Common Stock reserved for issuance upon the exercise of the Options. There will be no underwriter in connection with this offering, and no commission payable to any person with respect to the Options or their exercise.

Options may be granted until the two (2) year anniversary of the effective date of this offering.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE ITEM 3 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

This offering has been registered in the following states:

STATE	FILE NO.	EFFECTIVE DATE
New York	Filed	Upon Filing
New Hampshire	To come	To come
Florida	49471-001	To come
Georgia	To come	To come
New Jersey	To come	To come
Arizona	To come	To come
California	To come	To come
Texas	To come	To come
Nevada	To come	To come
Connecticut	To come	To come
Maine	To come	To come
Massachusetts	To come	To come
Rhode Island	To come	To come
Vermont	To come	To come
New Mexico	To come	To come
Virginia	To come	To come
Maryland	To come	To come
Delaware	To come	To come
Pennsylvania	To come	To come
Illinois	To come	To come
Wisconsin	To come	To come
District of Columbia	To come	To come
Colorado	To come	To come
Ohio	To come	To come

ITEM 2. Distribution Spread

This table reflects the grant of the Options and the issuance of the Common Stock upon the exercise of the Options.

	PRICE TO PUBLIC	UNDERWRITING DISCOUNT AND COMMISSIONS	PROCEEDS TO ISSUER OR OTHER PERSONS
PER UNIT TOTAL	.10 (1)(2)	$0	$ .10 (2)
TOTAL MINIMUM	$ 0 (1)	$0	$ 0
TOTAL MAXIMUM	$ 400,000 (1) (3)	$0	$400,000 (3)

(1) The Options will be distributed by grant.

(2) Exercise price of the Option.

(3) The maximum proceeds to Issuer if all of the Options are granted, fully vested and exercised.

The amount of Issuer's expenses in connection with this offering is approximately $200,000. These expenses include approximately $165,000 for legal fees and approximately $35,000 for accounting and other expenses. Issuer will be responsible for all of the expenses associated with this offering. Issuer is not depending on the proceeds from this offering to pay such expenses.

ITEM 3. Summary Information, Risk Factors and Dilution

Issuer is a development stage company that has generated limited revenues and has incurred losses since the inception of its predecessor, Profound Beauty Inc., a New York corporation ("NY Profound"), on January 30, 2003. NY Profound was merged into the newly formed Issuer (Issuer was formed on November 18, 2003) on November 21, 2003, with Issuer being the surviving entity (hereinafter NY Profound and Issuer shall collectively be referred to as "Issuer" or the "Company").

Issuer is engaged in the marketing and distribution of professional hair care products to prestige beauty salons in the United States. Issuer is also engaged in educating salon owners and their employees in the use of Issuer's patent pending business methods, which are designed to improve a salon's sales and operating performance, and which may also enhance the sales of Issuer's products. Through a comprehensive series of initiatives targeting the beauty services industry, Issuer intends to help salons to which Issuer sells its products ("Participating Salons") increase their sales of beauty services and products. These initiatives include how Participating Salons may brand and market their services with Issuer's products. Key to Issuer's initiatives is Issuer's brand, Profound™. Issuer's hair care products are tightly integrated with the services that attract clients to salons and which are delivered to those clients in each service appointment ("Session"). The Profound™ brand represents an opportunity for Participating Salons to expand their overall offering with Profound™ products specific to each session.

The Profound™ trademark is currently licensed by Mana Products, Inc. ("Mana") to Issuer pursuant to a trademark license agreement dated March 10, 2004 (the "Trademark License Agreement"). Pursuant to the Trademark License Agreement, Issuer has the right to acquire ownership of the Profound™ trademark for nominal consideration. The Chief Executive Officer and majority stockholder of both Issuer and Mana is Nikos Mouyiaris. Mr. Mouyiaris also serves on the Board of Directors (the "Board") for both companies.

Issuer presently purchases 100% of its finished good inventory requirements from Mana. Additionally, Issuer outsources certain logistical, administrative and other services from Mana.

The purpose of this offering is to provide an incentive to Issuer's consultants and advisors, and to others in the salon industry, to enhance the value of Issuer. The Options will be granted at Issuer's sole discretion.

Issuer intends to grant to Council Grantees (Council Grantees shall serve on Councils as advisors to Issuer and also be involved in the promotion of Issuer's business objectives) and to Salon Grantees Options to purchase up to 4,000,000 shares of Issuer's Common Stock pursuant to the Plan, with Options to purchase up to 3,700,000 shares of Common Stock allocated to Salon Grantees, and Options to purchase up to 300,000 shares of Common Stock allocated to Council Grantees. There will be no proceeds from this offering to Issuer at the time of the grant of the Options. However, upon the exercise of the Options, Issuer will receive $400,000 if all of the Options are granted, fully vested and exercised. It is expected that the Options will be granted commencing on or about May 18, 2004.

Issuer intends to periodically grant Options to Council Grantees and to Salon Grantees. Grants made to Council Grantees shall vest over a five (5) year period (with 20% of each such Council Grantee's Options vesting on the anniversary of the date of grant for five (5) consecutive years) and be subject to each Council Grantee's continued participation on a Council. Grants made to Salon Grantees shall vest fully (100%) on the two (2) year anniversary of the grant of such Options and be subject to each Salon Grantee's continued employment or consultancy with his/her respective Participating Salon and such Participating Salon's continued relationship with Issuer. All grants of the Options will be offered on behalf of Issuer by Mr. Mouyiaris or Howard Friedensohn (the Chief Operating Officer of Issuer). The termination of a Council Grantee's participation on a Council, or the termination of a Salon Grantee's employment or consultancy with his or her respective Participating Salon or a salon ceasing to be a Participating Salon, will not affect previously vested and unexercised Options, other than that such Options must be exercised within ninety (90) days after a Liquidity Event (as such term is defined in the Plan).

From the inception of its predecessor on January 30, 2003 through December 31, 2003, Issuer achieved a net loss of $2,813,271 on net revenues of $37,101, corresponding to a basic net loss per share of $(.22).

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY ISSUER CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

Below is a discussion (listed in the order of importance) of the risk factors to an investor in this offering in view of all facts and circumstances, or which otherwise make this offering speculative or one of high risk. Specifically, you should be aware of those factors which constitute the greatest threat that your investment will be lost in whole, or in part, or not provide an adequate return. Before you invest in the offering as described in this circular, you should carefully consider these risk factors, as well as all other information contained in this offering circular.

ISSUER IS DEPENDENT UPON A RELATED PARTY (MANA) AND IF SUCH RELATIONSHIP TERMINATES, ISSUER MAY BE UNABLE TO FIND AN ACCEPTABLE ALTERNATIVE SUPPLIER

Issuer presently purchases 100% of its finished good inventory requirements as well as outsources certain logistical, administrative and other services from Mana, an affiliated entity (the "Mana Arrangements"). Mana is a 28 year old diversified beauty products manufacturer and distributor, majority owned by Mr. Mouyiaris. There can be no assurance that Mana will be able to continue to meet Issuer's requirements, particularly with respect to finished good inventory requirements, nor can there be any assurance that Issuer would be able to find an acceptable alternate supplier if Mana were to interrupt such supply of goods or services. Either situation would have a material adverse effect on Issuer. Issuer believes that the Mana Arrangements are fair to Issuer and comply with Section 144 of the Delaware General Corporate Law. Issuer has entered into the Trademark License Agreement with Mana relating to the use of the Profound name.

THE CHIEF EXECUTIVE OFFICER AND CONTROLLING STOCKHOLDER OF MANA IS THE CHIEF EXECUTIVE OFFICER AND CONTROLLING STOCKHOLDER OF ISSUER (NIKOS MOUYIARIS), THUS THERE IS A CONFLICT OF INTEREST FOR MR. MOUYIARIS WITH RESPECT TO THE INTERESTS OF ISSUER AND MANA

Mr. Mouyiaris' positions as Chief Executive Officer, President and majority stockholder of both Issuer and Mana (Mr. Mouyiaris is a 92% owner of Mana and his wife owns the other 8%) are a conflict of interest as a result of Mr. Mouyiaris' positions of control for both companies and the Mana Arrangements, pursuant to which Issuer incurred charges from Mana for $1,000,769 from Issuer's inception through December 31, 2003. Issuer and Mana are related parties, thus the Mana Arrangements were not entered into at arm's length. As a result of this conflict of interest, it is possible that Issuer could be paying an above market rate for the Mana Arrangements. However, Issuer believes that the Mana Arrangements are fair and comply with Section 144 of the Delaware General Corporation Law.

ISSUER HAS A LIMITED RELEVANT OPERATING HISTORY, THUS THERE CAN BE NO ASSURANCE THAT ISSUER WILL BE SUCCESSFUL IN ITS SHIFT FROM DEVELOPMENT TO COMMERCIALIZATION OF ITS PRODUCTS

Issuer has a limited operating history upon which an evaluation of Issuer's prospects can be made. Such prospects must be considered in light of risks, expenses and difficulties frequently encountered in the establishment of a new company and the development of a new product in a continually evolving industry, as well as the risks, expenses and difficulties encountered in the shift from development to commercialization of a new product.

ISSUER MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT ITS DISTRIBUTION, THUS THERE IS NO CERTAINTY THAT ISSUER WILL EVER REACH PROFITABILITY

There can be no assurance that Issuer will be able to implement successfully its distribution and marketing strategies, generate significant revenues, or ever achieve profitable operations. From Issuer's inception on January 30, 2003 through December 31, 2003, Issuer incurred losses aggregating $2,813,271.

ISSUER HAS SUBSTANTIAL FUTURE CAPITAL REQUIREMENTS AND IT MAY NOT BE ABLE TO OBTAIN THE NECESSARY ADDITIONAL FINANCING TO ENABLE IT TO CONTINUE ITS OPERATIONS

Issuer's capital requirements have been and will continue to be significant. To date, Issuer has financed its capital requirements principally through equity investments by its majority stockholder. There are no arrangements or commitments for any further investments, loans or advances from the majority stockholder or any other person or entity. Issuer's future expansion, if any, will be dependent upon the capital resources available to Issuer and cash flow from Issuer's operations. Issuer's future growth is dependent on Issuer's ability to generate a cash flow or obtain a future equity or debt financing. A significant amount of additional investment (between $4,000,000 and $8,000,000) will be required in order for Issuer to continue to conduct its product development, marketing, distribution, technology development and general administrative activities. There can be no assurance that Issuer will be able to obtain financing for such purposes or that any financing will be available in amounts required or on terms acceptable to Issuer.

IF ISSUER'S MANAGEMENT IS UNABLE TO ANTICIPATE AND MANAGE ISSUER'S GROWTH, ISSUER WILL BE UNABLE TO SUCCESSFULLY EXPAND ITS OPERATIONS

In order for Issuer to continue to expand successfully, Issuer's management will be required to anticipate the changing and increasing demands of Issuer's growing operations and to implement appropriate operating procedures and systems. There can be no assurance that management will correctly anticipate these demands or successfully implement these procedures and systems on a timely basis. Issuer's success will also depend, in part, upon its ability to integrate effectively into its operations new key employees, new brands, and relationships with new suppliers and new customers, including those associated with any future acquisitions. Issuer believes, but cannot assure, that it will be able to achieve such integration. Issuer also will need to review continually the adequacy of its management information systems, including its inventory and distribution systems. Failure to upgrade its information systems or unexpected difficulties encountered with these systems during expansion could have a material adverse effect on the business, financial condition and results of operations of Issuer.

THERE CAN BE NO ASSURANCE THAT ISSUER WILL BE ABLE TO EXPAND ITS DISTRIBUTION OPERATIONS

Issuer's strategy is to continue to expand its distribution business and to sign up additional Participating Salons. There can be no assurance that Issuer will be successful in maintaining or increasing its distribution business. Currently, Issuer has no agreements or commitments to develop or acquire additional brands or additional exclusive distribution, license or supply arrangements. There can be no assurance that Issuer will be successful in developing or identifying, negotiating and consummating any such acquisitions or arrangements or that the terms of any such acquisitions or arrangements that may be available will be acceptable to Issuer.

INTENSE COMPETITION IN ISSUER'S INDUSTRY COULD IMPAIR ISSUER'S ABILITY TO EXPAND AND ACHIEVE PROFITABILITY

The professional beauty industry is highly competitive and at times subject to rapidly changing customer preferences and industry trends. Issuer competes with a large number of distributors and manufacturers, many of which have significantly greater financial, marketing, distribution, personnel and other resources than Issuer, thereby permitting such companies to implement extensive advertising and promotional programs, both generally and in response to efforts by additional competitors to enter into the market and introduce new products. Issuer's products compete for customer recognition and shelf space with salon products which have achieved significant international, national and regional brand name recognition and consumer loyalty. Issuer's products also compete with new products, which are regularly introduced and accompanied by substantial promotional campaigns. These factors, as well as demographic trends, international, national, regional and local economic conditions, discount pricing strategies by competitors and direct sales by manufacturers to Issuer's customers, could result in increased competition for Issuer and could have a material adverse effect on the financial condition and results of operations of Issuer.

THE ABILITY OF ISSUER TO SUCCESSFULLY MANAGE ITS BUSINESS DEPENDS ON ITS ABILITY TO RETAIN CERTAIN KEY EMPLOYEES

The success of Issuer depends to a significant extent upon the performance of its management team. Issuer's future operations could be materially adversely affected if the services of any of Issuer's senior executives were to cease to be available to Issuer. In particular, Issuer is dependent on Mr. Mouyiaris, its President and Chief Executive Officer, and Robert Salem, its Executive Vice President and Chief Strategic Officer, both of whom have extensive experience in the professional beauty industry. Issuer does not have an employment agreement with either Mr. Mouyiaris or Mr. Salem.

ISSUER'S SALES AND PROFITABILITY MAY BE AFFECTED BY SEASONALITY AND FLUCTUATIONS IN SALES VOLUME, SUCH FLUCTUATIONS MAY HAVE A MATERIAL ADVERSE EFFECT ON ISSUER'S OPERATIONS

Issuer's sales and profitability may vary from quarter to quarter as a result of a variety of factors, including the timing of signing up Participating Salons, the timing of purchases by those Participating Salons, and changes in domestic or international competitive pricing pressures.

ISSUER WILL BE UNABLE TO OBTAIN A SUITABLE LEVEL OF PROFITABILITY IF IT FAILS TO CONTROL ITS PRODUCT COSTS

It is expected to be a continuous challenge to management to keep the costs of Issuer's products sufficiently low to allow them to be competitively priced but with a sufficient gross margin to obtain a suitable level of profitability for Issuer. Any inability to successfully purchase products at a commercially competitive cost, particularly in instances in which Issuer has made significant capital expenditures, could have a material adverse effect on Issuer, possibly even leading to its ultimate failure.

THERE CAN BE NO CERTAINTY THAT ISSUER'S PRODUCTS WILL BE ACCEPTED IN THE MARKET PLACE, NON-ACCEPTANCE OF ISSUER'S PRODUCTS IN THE MARKET PLACE MAY PREVENT ISSUER FROM EVER PRODUCING SIGNIFICANT REVENUES OR PROFITS

Issuer's products have not been commercially available in any significant quantity within the industry. There can be no assurance that Issuer's products will be perceived as acceptable or that any significant market for the products ultimately will be achieved. There can be no assurance that the products ultimately will prove effective or attractive enough to ever produce significant revenues or profits for Issuer. The willingness of a meaningful number of potential customers to pay a given sales price will have a significant influence on the ability of Issuer to develop and sustain viable markets for the product.

THERE IS NO CERTAINTY THAT CUSTOMERS WILL BE WILLING TO PURCHASE ISSUER'S PRODUCTS AT THE COMMERCIAL SELLING PRICE OF SUCH PRODUCTS, FAILURE BY ISSUER TO OBTAIN THE COMMERCIAL SELLING PRICE FOR ITS PRODUCTS MAY PREVENT IT FROM DEVELOPING AND SUSTAINING A MARKET FOR ITS PRODUCTS

The willingness of a meaningful number of potential customers to pay any given sales price will have a significant influence on the ability of Issuer to develop and sustain viable markets for the products.

THE PATENTS AND TRADEMARKS THAT PROTECT ISSUER'S INTELLECTUAL PROPERTY MAY NOT ADEQUATELY PROTECT SUCH INTELLECTUAL PROPERTY, SUCH LACK OF PROTECTION MAY HAVE A MATERIAL ADVERSE EFFECT ON ISSUER'S OPERATIONS

Issuer expects to rely in part on patents and trademarks for protection of the intellectual property rights surrounding its products and its business methods. There can be no assurance that the crucial claims under existing and any future patent and trademark applications ultimately will be granted or that the patents and trademarks will be issued, either domestically or internationally; that all critical aspects of Issuer's products will be covered by patents and trademarks; that its products do not and will not infringe on the patent rights and trademarks of others; or that others will not make use of certain of Issuer's products and business methods. There can be no assurance that future patents and trademarks, if any, would be deemed valid if tested or that Issuer would have sufficient resources to adequately prosecute claims against those who may infringe upon any patents and trademarks that may be granted to it.

Issuer's current pending patent is entitled "A PROPORTIONAL METHOD FOR DIAGNOSING AND APPROPRIATELY CLEANSING AND CONDITIONING HAIR AND A KIT OF PROPORTIONAL SHAMPOOS AND CONDITIONERS FOR PRACTICING THE METHOD". Issuer believes that the failure to obtain this patent could have a material adverse effect on its operations. The invention is a method for diagnosing and appropriately cleansing and conditioning hair. It includes the steps of evaluating characteristics of the hair and the scalp and then cleansing and conditioning the hair with a shampoo and conditioner which are selected, based upon the results of the evaluation, from a kit having a number of shampoos and conditioners. The shampoos and conditioners in the kit include graduated amounts of surfactants and conditioning polymers, so that a shampoo and a conditioner most suitable for a specific hair and scalp may be selected and used. There can be no assurance that this pending patent will be granted to Issuer.

THERE IS NO PUBLIC MARKET FOR ISSUER'S SECURITIES AND THERE CAN BE NO ASSURANCE THAT A PUBLIC MARKET WILL EVER DEVELOP IN THE FUTURE, AS A RESULT GRANTEES MAY BE UNABLE TO DISPOSE OF THEIR OPTIONS AND/OR THE SHARES ISSUED UPON THE EXERCISE OF THE OPTIONS

There is currently no public market for Issuer's Common Stock and there can be no assurance that a public market will develop in the future. As a result, investors may be unable to dispose of their investment at the time they desire to do so. The Options offered hereby have been qualified with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Act of 1933, as amended, and Regulation A promulgated thereunder and, as such, the shares of Common Stock which may be issued upon the exercise of the Options will be freely tradable under the federal securities laws subject to Issuer transfer restrictions as provided in the Plan (see RISK FACTOR — THERE ARE CERTAIN TRANSFER RESTRICTIONS ON THE OPTIONS AND ON THE SHARES ISSUED UPON THE EXERCISE OF THE OPTIONS, THESE TRANSFER RESTRICTIONS MAY IMPEDE GRANTEES' ABILITY TO EVER DISPOSE OF THEIR OPTIONS AND/OR THE SHARES ISSUED UPON THE EXERCISE OF THE OPTIONS). However, the Options have been registered in only a limited number of states and, under the laws of most states, the Options granted pursuant to this offering may not be subsequently sold or otherwise transferred to persons who are residents of any state in which the Options have not been registered unless they are subsequently registered or an exemption from the applicable state's registration requirements exists with respect to such sale or transfer. Following the offering, Issuer will be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934, as amended. The vast majority of all broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Additionally, the absence of a firm underwriter, the relatively small size of the offering and the nature of Issuer as a "non-reporting" issuer translates into the possibility that a regular trading market will never develop. Consequently, the investors may not be able to liquidate their investment and should be prepared to hold the Options or the shares of Common Stock which may be issued upon the exercise of the Options for an indefinite period. Additionally, the Plan only permits the transfer of Options in limited circumstances.

THERE ARE CERTAIN TRANSFER RESTRICTIONS ON THE OPTIONS AND ON THE SHARES ISSUED UPON THE EXERCISE OF THE OPTIONS, THESE TRANSFER RESTRICTIONS MAY IMPEDE GRANTEES' ABILITY TO EVER DISPOSE OF THEIR OPTIONS AND/OR THE SHARES ISSUED UPON THE EXERCISE OF THE OPTIONS

Pursuant to the terms of the Plan, the Options granted pursuant to this offering are not transferable. Additionally, pursuant to the terms of the Plan, shares of Common Stock issued upon the exercise of the Options may not be transferred until the earlier of December 31, 2008 or a Liquidity Event (as such term is defined in the Plan).

ISSUANCE OF ADDITIONAL STOCK BY ISSUER WOULD ADVERSELY EFFECT THE VOTING AND OTHER RIGHTS THAT HOLDERS OF THE OPTIONS WILL OBTAIN UPON THE EXERCISE OF THE OPTION

The current authorized capital of Issuer consists of (i) a total of 40,000,000 shares of Common Stock and (ii) a total of 10,000,000 shares of Issuer preferred stock ("Preferred Stock"). Currently, there are 14,644,000 shares of Common Stock issued and outstanding (including 1,644,000 shares of Common Stock issued under the 2003 Restricted Stock Plan). Additionally, 4,000,000 shares of Common Stock have been reserved for the Plan. The Board, without any action by Issuer's stockholders, is authorized to issue additional shares of Common Stock or Preferred Stock. The ability of the Board to issue additional shares of Common Stock or Preferred Stock could adversely affect the voting power and/or the other rights that the holders of the Options would obtain upon the exercise of the Options.

CERTAIN EXISTING STOCKHOLDERS WILL BE ABLE TO EXERT CONTROL OVER MINORITY STOCKHOLDERS, THUS MINORITY STOCKHOLDERS WILL NOT BE ABLE TO INFLUENCE THE OUTCOME OF ISSUER'S MATTERS

Currently, Issuer has 14,644,000 shares of Common Stock issued and outstanding (including 1,644,000 shares of Common Stock issued under the 2003 Restricted Stock Plan). If all of the Options in this offering are granted, fully vested and exercised and no other shares are issued, current stockholders will own approximately 78.5% (of which Mr. Mouyiaris would own 69.1%) on a fully diluted basis of the then outstanding Common Stock. If 10% of the Options in the offering are granted, fully vested and exercised and no other shares are issued, current stockholders will own approximately 97.3% (of which Mr. Mouyiaris would own 85.7%) on a fully diluted basis of the then outstanding Common Stock. As such, the Option holders, upon exercise of the Options (regardless of the percentage exercised), will be minority stockholders of Issuer, and although entitled to vote on any matters that require stockholder approval, will not necessarily control or significantly influence the outcome of such matters. Accordingly, the current stockholders likely will be able to elect all of the Directors of Issuer and otherwise direct the affairs of Issuer.

THE ISSUANCE OF ADDITIONAL SHARES OF ISSUER'S COMMON STOCK OR PREFERRED STOCK, OR THE ISSUANCE AND EXERCISE OF ADDITIONAL OPTIONS WILL DILUTE THE OWNERSHIP PERCENTAGE OF THEN EXISTING STOCKHOLDERS

Dilution may result from the issuance of additional shares of Common Stock or shares of Preferred Stock, including but not limited to Common Stock issued pursuant to Issuer's 2003 Restricted Stock Plan (the "Restricted Stock"), or from the exercise of additional Options or warrants that may be granted by Issuer. In this regard, Issuer intends to issue additional shares of Restricted Stock to Directors, Officers, employees, consultants, lenders and investors. In the event shares are issued, this would have the effect of diluting the ownership interest of existing stockholders and also would have the effect of diluting the net tangible book value per share of the then outstanding shares of Common Stock.

ISSUER'S SECURITIES MAY BECOME SUBJECT TO PENNY STOCK REGULATION, WHICH COULD NEGATIVELY AFFECT THE FUTURE TRADING ACTIVITIES OF ISSUER'S SECURITIES

The Commission has adopted rules that regulate broker-dealer practices in connection with actions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If Issuer's Common Stock becomes subject to the penny stock rules, investors in this offering may find it more difficult to sell their shares. In any event, any broker-dealer who participates in selling shares in an offering will have to do so in compliance with the penny stock rules.

ISSUER'S ARTICLES OF INCORPORATION PROVIDE CERTAIN LIMITATIONS ON THE LIABILITY OF ISSUER'S DIRECTORS AND OFFICERS, WHICH COULD LIMIT THE ABILITY OF STOCKHOLDERS TO COLLECT MONETARY DAMAGES SUFFERED BY ISSUER'S STOCKHOLDERS

As authorized by Delaware General Corporate Law (the "Corporation Statute"), Issuer's Articles of Incorporation provide that no Director or Officer of Issuer shall be personally liable to Issuer or its stockholders for damages for breach of any duty owed to Issuer or its stockholders, except for liability of any breach of duty based upon an act or omission that involves intentional misconduct or a knowing violation of law, conduct resulting in an unlawful distribution of Issuer's assets in violation of the Corporation Statute or any transaction for which such person will receive a benefit in money, property or services to which such person is not legally entitled. The effect of the provision in the Articles of Incorporation is to eliminate the rights of Issuer and its stockholders (through stockholders' derivative suits on behalf of Issuer) to recover monetary damages against a Director or Officer for breach of a duty of a Director or Officer (including breaches resulting from negligent or grossly negligent behavior) except in the situations described above. The provision does not omit or eliminate the rights of Issuer or any stockholder to seek non-monetary relief such as an injunction or a rescission in the event of a breach of a Director's or Officer's duty. In addition, the Articles of Incorporation provide that if the Corporation Statute is amended to authorize the further elimination or limitation of the liability of a Director or Officer, then the liability of the Directors and Officers shall be eliminated or limited to the fullest extent permitted by such statute. These provisions will not alter any liability of Directors and Officers under federal or state securities laws. The foregoing provisions and agreements may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from Directors or Officers and may discourage litigation against Directors or Officers, which is its purpose.

THE RECEIPT OF THE OPTION COULD HAVE NEGATIVE TAX CONSEQUENCES ON GRANTEES

The receipt of the Options pursuant to the Plan by a Grantee may constitute taxable income to such Grantee in an amount equal to the fair market value of the Options (which amount may be added to the basis of the stock issued upon the exercise of the Options). No further gain or loss should be recognized by a Grantee upon the exercise of the Options. No ruling from the Internal Revenue Service ("IRS") has been sought by Issuer and it is possible that the IRS may not agree with the tax treatment described above. Grantees are urged to contact their own tax advisors as to the appropriate federal, state and local tax consequences to them of the receipt and exercise of the Options.

IT IS UNLIKELY THAT ISSUER WILL PAY DIVIDENDS

Issuer has never paid cash dividends. Issuer intends to retain any future earnings to finance its growth. Accordingly, Issuer does not anticipate paying any dividends in the future.

DILUTION

Issuer's net tangible book value as of December 31, 2003 was $719,559, or approximately $.05 per share of Common Stock. Net tangible book value represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding.

After giving pro forma effect to the exercise of the 4,000,000 Options into 4,000,000 shares of Common Stock, and the receipt of $344,125 by Issuer in net proceeds (which reflects the $400,000 of gross proceeds of this offering minus an estimated $55,875 of expenses relating to this Offering that the Issuer will still incur subsequent to December 31, 2003), as of December 31, 2003, the net tangible book value of Issuer would have been $1,063,684, or approximately $.06 per share. This would have represented an immediate increase in net tangible book value of $.01 per share to existing stockholders and an immediate dilution of $.04 per share to Grantees exercising the Options in this offering.

The following table illustrates this dilution:

Exercise price per share in this offering		$.10
Net tangible book value per share before pro forma exercise	$.05	
Increase per share attributable to exercise by Grantees	$.01	
Pro forma net tangible value per share after exercise	$.06	$.06
Dilution per share to Grantees		$.04

The following table shows the difference between existing stockholders and Grantees with respect to the number of shares purchased or exercised, the total consideration paid for purchase or exercise and the price paid per share for purchase or exercise, assuming all Options are granted, fully vested and exercised and there are no other equity transactions involving Issuer:

	Number of Shares		Total Consideration		
	Amount	Percent	Amount	Percent	Average Price Per Share
Existing stockholders	15,261,000	79.23%	$132,830[(1)]	27.85%	$.009
Grantees	4,000,000	20.77%	$344,125	72.15%	$.086
Total	19,261,000	100.00%	$476,955	100.00%	$.025

(1) Includes the aggregate value of the Common Stock granted pursuant to the 2003 Restricted Stock Plan.

A WARNING ABOUT FORWARD-LOOKING INFORMATION

THIS CIRCULAR CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. SUCH FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY THE USE OF WORDS SUCH AS "BELIEVES," "PLANS," "ESTIMATES," "ANTICIPATES," "EXPECTS," INTENDS," OR WORDS OF SIMILAR IMPORT. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF PERFORMANCE. THEY INVOLVE RISKS, UNCERTAINTIES, AND ASSUMPTIONS. ISSUER'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" IN THIS CIRCULAR. MANAGEMENT OF ISSUER BELIEVES THESE FORWARD-LOOKING STATEMENTS ARE REASONABLE; HOWEVER, YOU SHOULD NOT PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS, WHICH ARE BASED ON CURRENT EXPECTATIONS.

ITEM 4. Plan of Distribution

Issuer intends to periodically grant Options to Council Grantees and to Salon Grantees. Grants made to Council Grantees shall vest over a five (5) year period (with 20% of each such Council Grantee's Options vesting on the anniversary of the date of grant for five (5) consecutive years) and be subject to each Council Grantee's continued participation on a Council. Grants made to Salon Grantees shall vest fully (100%) on the two (2) year anniversary of the grant of such Options and be subject to each Salon Grantee's continued employment or consultancy with his/her respective Participating Salon and such Participating Salon's continued relationship with Issuer. All grants of the Options will be offered on behalf of Issuer by Mr. Mouyiaris or Mr. Friedensohn. The termination of a Council Grantee's participation on a Council, or the termination of a Salon Grantee's employment or consultancy with his or her respective Participating Salon or a salon ceasing to be a Participating Salon, will not affect previously vested and unexercised Options, other than that such Options must be exercised within ninety (90) days after a Liquidity Event (as such term is defined in the Plan).

The Options may be granted until the two (2) year anniversary of the effective date of this offering.

This offering does not require that a minimum number of Options be granted.

ITEM 5. Use of Proceeds to Issuer

Issuer does not expect to receive any proceeds from this offering, as the Options will be distributed by grant. However, in the event that all of the Options are granted, fully vested and exercised, Issuer will receive $400,000. Issuer will use these proceeds for its operational expenses (i.e., marketing and product development) that arise in the ordinary course of business.

The amount of Issuer's expenses in connection with this offering is approximately $200,000. The expenses include approximately $165,000 for legal fees and $35,000 for accounting and other expenses. Issuer will be responsible for all expenses associated with this offering. Issuer is not depending on the proceeds from this offering to pay such expenses.

ITEM 6. Description of Business

Issuer's predecessor, NY Profound, was formed on January 30, 2003. Issuer was formed on November 18, 2003, and NY Profound was merged into Issuer on November 21, 2003, with Issuer becoming the surviving entity. Issuer is engaged in the marketing and distribution of professional hair care products to prestige beauty salons, initially in the United States, and anticipated in the future, in other parts of the world.

Issuer believes that there are approximately 25,000 prestige beauty salons in the. United States which can be potential customers of Issuer (out of a total 242,000 salons in the United States) (see DISTRIBUTION, SALES, TRAINING AND EDUCATION).

The professional hair care products marketed and distributed by Issuer are comprised of four shampoos and four conditioners plus a hair treatment product, all of which have been marketed and distributed by Issuer since September, 2003. The products are further comprised of eleven hair styling and finishing products, four of these have been marketed by Issuer since September, 2003. All of these products will be sold to Participating Salons for resale to their clients, or for use in styling clients' hair during the service appointments at their salons ("Sessions"). Issuer has realized net sales of $37,101 through December 31, 2003 solely from the sale of the above-mentioned products. Issuer has incurred $2,814,980 of operating expenses through December 31, 2003. Issuer expects that similar expenses will be recurring in 2004 and later periods.

Issuer is also engaged in educating salon owners and their employees in the use of its patent pending business methods, which are designed to improve a Participating Salon's sales and operating performance and also to promote the sale of Issuer's products in these salons. Issuer has thus far not realized revenues directly from providing these educational services. Issuer intends, however, to expand the scope of these educational services to include hair cutting technique and salon business management in addition to product information and usage, and Issuer intends to realize revenues from such educational activities in the future. Through a comprehensive series of initiatives targeting the beauty services industry, Issuer intends to help its Participating Salons increase their sales of beauty services and products. These initiatives include how Participating Salons may brand and market their services with Issuer's products.

Key to Issuer's initiatives is Issuer's brand, "Profound™" (see PRODUCTS AND BUSINESS METHODS and INTELLECTUAL PROPERTY below). Profound™ combines a unique product architecture (necessitating a professional recommendation) with a unique distribution methodology (every product has the Participating Salon's name on the label). Profound™ will be sold exclusively by Issuer to Participating Salons, and in turn by those salons to their clients. Issuer's hair care products are tightly integrated with the services that attract clients to salons and which are delivered to those clients in each Session. After Issuer has established itself in the market place as a highly regarded hair care products marketer based on the sales of its current line up of retail products, it intends to market personalized hair care products, color cosmetics, fragrances, skin care, nail care and bath & body products also linked to the Session. The Profound™ brand represents an opportunity for Participating Salons to gradually expand their overall offering with Profound™ products specific to each Session.

Prior to the inception of Issuer, the idea behind the Profound™ brand was incubated by Mr. Mouyiaris and Mana. (Mr. Mouyiaris is the Chief Executive Officer, President and majority stockholder of both Issuer and Mana). Neither Mr. Mouyiaris nor Mana received or will receive any fees or compensation for incubating the Profound™ brand.

Issuer has outsourced certain logistical, administrative and other services to Mana (valued at $675,000 from Issuer's inception through December 31, 2003), which in the opinion of Issuer's management allows Issuer to access the infrastructure of a much larger entity to efficiently achieve its initiatives. Such services include product and creative development, information processing, warehousing, distribution, accounting, administrative, occupancy expenses and Issuer's salaries (as reimbursed to Mana) for Mr. Mouyiaris, Barbara Novick (Secretary and Treasurer of Issuer) and Lawrence Weinstock (Chief Financial Officer of Issuer).

Mana provides contract manufacturing services from two Long Island City, New York facilities for many of the world's leading hair care, cosmetics, skin care, fragrance and bath & body brands and also markets its own leading private label cosmetics brand to the salon industry. These contract manufacturing services may include any or all of the following: receiving, warehousing and inspection of components (which will be used in the production of beauty products), product development (entailing the research, development and creation of a variety of beauty product formulations), blending of raw ingredients (either per Mana's formulation or per customer's specifications) and filling and shipping the products. The components may either be supplied by the customer or purchased by Mana to be incorporated into the finished products.

Mana has been in business since 1975 and currently provides services and products to approximately 5,000 customers in the beauty industry. Mana employs approximately 500 full time employees. As of December 31, 2003, Mana's current assets were approximately 2.8 times its current debt (and its total assets were approximately 2.4 times its total debt). Mana's cash on hand as of December 31, 2003, was approximately $3,000,000, approximately six times its outstanding bank debt. Mana also has an unused available line of credit of up to $7,500,000. This offering is not an offering of any direct or indirect interest in Mana.

BACKGROUND

In 2002, United States salon industry revenues approached $55.9 billion in services and $5.5 billion in retailed products, placing products at less than 10% of the industry's total revenue (per "State of the Industry", Modern Salon, April 2003). Issuer believes that the data imply that salons are underutilized as a channel of distribution for beauty products, with most sales taking place through other distribution channels. This represents an opportunity, because salons benefit from a powerful selling tool in the beauty industry—the professional recommendation.

The Profound™ brand and business methods (see PRODUCTS AND BUSINESS METHODS below) have been developed to maximize the use of the professional recommendation, which can influence where consumers purchase their beauty products. As Issuer expands its distribution beyond its first six Participating Salons, Issuer intends to help increase its Participating Salons' share of the beauty products market by making more effective use of the professional recommendation, resulting in greater sales of Issuer's products.

The professional recommendation has consistently proven to be successful in the marketing of hair care and cosmetics, as evidenced by other professional hair care lines (Frederic Fekkai hair care in prestige outlets plus Vidal Sassoon and John Frieda in mass outlets) and make-up artist lines (MAC, Bobbi Brown, Trish McEvoy and Nars cosmetics in prestige outlets). Such professional authority has been proven to sell in many distribution channels, and the professional recommendation within the salon has been and can be effective in selling products.

Issuer believes that Participating Salons will purchase and sell its products and use its business methods once it can be shown that such changes will lead to tangible, quantifiable and sustainable results in a relatively short period of time. Issuer has realized $37,101 in revenues through December 31, 2003 resulting from the sale of Profound™ products to Participating Salons which have been using Issuer's business methods.

PRODUCTS AND BUSINESS METHODS

Issuer believes that the Profound™ product architecture is unique since it is closely linked to the Sessions by requiring a professional recommendation. Issuer's products and patent pending business methods can enable (and have enabled) professionals to recommend products which Issuer believes are both personalized to each client's needs and specific to each client's Session.

Issuer's pending patent is entitled "A PROPORTIONAL METHOD FOR DIAGNOSING AND APPROPRIATELY CLEANSING AND CONDITIONING HAIR AND A KIT OF PROPORTIONAL SHAMPOOS AND CONDITIONERS FOR PRACTICING THE METHOD". The invention is a method for diagnosing and appropriately cleansing and conditioning hair. It includes the steps of a hair stylist at a Participating Salon evaluating characteristics of the client's hair and scalp and then cleansing and conditioning the hair with a Profound™ shampoo and conditioner which are selected, based upon the results of the evaluation, from a kit having a number of shampoos and conditioners (the eight Profound™ shampoos and conditioners mentioned below). The shampoos and conditioners in the kit include graduated amounts of surfactants and conditioning polymers, so that the shampoo and the conditioner most suitable for a specific hair and scalp may be selected and used. There can be no assurance that the pending patent or any future patents will be granted or if granted would be deemed valid if tested or that Issuer would have sufficient resources to adequately prosecute claims against those who may infringe upon any patents that may be granted to Issuer.

There are four proportional shampoos and four proportional conditioners comprising the Profound™ cleansing and conditioning product line. Profound™ also includes a hair treatment product. These products have been sold to Participating Salons since September, 2003 for both resale purposes and for use during the Sessions. Additionally, approximately one dozen hair styling and finishing products will be sold to Participating Salons for resale purposes or for use during the Sessions. Eight hair styling and finishing products already have been sold to Participating Salons since September, 2003. Each of the above-mentioned product labels include both the Profound™ name and a Participating Salon's name. Issuer intends over the next 12 months to sell these products to between 200 and 500 Participating Salons and to provide educational services to Participating Salons related to Issuer's business methods (see PLAN OF OPERATION AND CASH REQUIREMENTS below).

Issuer spent $1,205,591 from its inception on January 30, 2003 through December 31, 2003 on marketing and development expenses. These expenses included (i) $411,314 paid to employees of Issuer involved in marketing and development; (ii) $277,000 paid to Mana for product development costs and for the creation of selling tools and advertising materials; and (iii) $517,277 paid to unrelated third parties for additional marketing and development expenses, such as research and development, package design, photos and additional creation of advertising materials. Issuer expects that similar expenses will be recurring in 2004 and later periods.

MARKETING

Issuer's marketing strategy is built around its mission statement, which is to serve the creativity of the stylist, the individuality of the salon's client and the independence of the salon. Issuer's business methods and products are intended to be an extension of the Sessions. The Session entails the diagnosis of the client's hair and scalp, followed by the recommendation of a shampoo and a conditioner to work in conjunction with each client's specific anatomy (hair and scalp characteristics). The hair stylist then envisions a hair style and creates it using his or her own skills and ability plus Issuer's styling and finishing products.

Issuer additionally intends to support the sales of its products with a comprehensive advertising and promotional campaign geared towards attractively presenting its products in the salons through high quality packaging, merchandising and point of sale material, and through trade advertising, public relations efforts and cooperative local advertising. Issuer launched a web site in January, 2004 which initially is geared towards the salon owner and stylist audiences.

DISTRIBUTION, SALES, TRAINING AND EDUCATION

Of the 242,000 salons in the United States, the top selling 25,000 salons produce more than 50% of the salon industry's revenue (The Annual Industry Forecast, *The Green Book 2000*). Issuer has relationships with thousands of these salon owners through its management and employees, and its relationship with Mana.

Issuer began selling its products to a small number of salons in September, 2003. As of March 31, 2004, the products are being sold in six salons located in New York, New Jersey, New Hampshire, Florida, and Georgia. To date, Issuer has limited its distribution in order to carefully measure the responses of salon owners, hair stylists and consumers before finalizing the details of its national roll out plan.

Issuer has entered into a salon supply agreement with each of the current Participating Salons (a copy of which is attached as Exhibit 8) (the "Salon Supply Agreement"). Under the Salon Supply Agreement, the Participating Salon agrees to purchase via monthly orders Profound™ products that such Participating Salon will use during its Sessions and Profound™ products that such Participating Salon will sell to its clients. Additionally, under the Salon Supply Agreement, prior to the sale of

Profound™ products by such Participating Salon, the Participating Salon must make its employees available for an educational seminar on Profound™ products.

The Salon Supply Agreement further provides that Issuer will create custom labeled products at the Participating Salon's request based on information provided to Issuer by the Participating Salon. The Profound™ products for resale range in price from $7.25 to $9.25 at wholesale, and their suggested retail prices correspondingly range from $14.50 to $18.50. Products to be used during the Sessions range in price from $12.50 to 18.50 at wholesale and are not permitted for resale. The Salon Supply Agreement is not a license granting use of Issuer's trademarks to the Participating Salons.

Issuer recognizes that educating Participating Salons regarding its products and business methods will require an intensive marketing effort. Issuer has hired and deployed seven (7) Salon Development Managers ("SDMs") and intends to hire more SDMs and Creative Development Managers throughout the country to sign up targeted salons in their territories and to provide educational programs about its products, about improving salon sales and business efficiency, and about enhancing the technical skills of hair stylists. Issuer has also hired a Vice President of Salon Business Development who is responsible to recruit and manage additional SDMs. Issuer has also hired a Director of Training and Education who is responsible to develop the necessary educational curriculum, to hire and train Creative Development Managers, and to train SDMs in order to implement Issuer's educational initiatives.

Issuer has outsourced to Mana the warehousing of its finished goods inventory, receiving and processing of its sales orders, and the picking, packing and shipping of its products to the Participating Salons. Issuer paid Mana for Mana's actual personnel and other costs incurred in providing such services. No formal written agreements exist for such services, which are performed on an as needed basis.

TECHNOLOGY

Technology will be a critical component of Issuer's strategy, enabling it to implement many of Issuer's initiatives. The development of the technology for personalized products will require additional investments and resources in order to make such technology available in the Participating Salons.

Issuer contracted with a web development company to develop a web site which was launched in January, 2004. The general goals of the site are to provide information to existing and prospective Participating Salons and hair stylists about Issuer's mission, vision, products and business methods, to manage sales and recruitment leads, and to provide a scalable framework for future site development. Issuer is using a Plone-based content management system in a Linux operating system environment with the intention of efficiently managing site content and generating feedback.

Issuer has incurred $163,556 from its inception through December 31, 2003 on technology expenses. Of the $163,556, Issuer spent $138,000 outsourcing to Mana (Mr. Mouyiaris is the Chief Executive Officer, President and majority stockholder of both Issuer and Mana) certain management information processing services. These services, which include order processing, invoicing, inventory management and accounting, are used to provide logistical and administrative support to Issuer. Issuer believes that these or similar services will be a key factor in facilitating its growth and efficient operation going forward. Issuer paid Mana for Mana's actual personnel and other costs incurred in providing such services. No formal written agreements exist for such services, which are performed on an as needed basis. The remaining $25,556 of expenses were related to computer supplies, software, equipment and depreciation. Issuer expects that similar expenses will be recurring in 2004 and later periods.

Additionally, Issuer paid $167,182 to unrelated third parties for computer hardware and software development which is classified within Prepaid Expenses; Property, Plant and Equipment or Other Assets on Issuer's Balance Sheet at December 31, 2003.

INTELLECTUAL PROPERTY

Three trademark registration applications for the trademark and service mark PROFOUND were filed with the United States Patent and Trademark Office ("USPTO") by Mana for a variety of goods and services as follows, all of which are presently pending:

On April 2, 2002, Mana filed an application for registration, Serial Number 76390016, for: (i) marketing consulting services, namely providing marketing and customer development strategies to sellers of cosmetics and skin care preparations, and (ii) cosmetics, fragrances for personal use and non-medicated skin care preparations;

On April 2, 2002, Mana filed an application for registration, Serial Number 76976345, for: (i) educational services, namely conducting lectures, seminars and workshops in the fields of cosmetics and skin care and distributing course material in connection therewith, and (ii) hair care preparations; and

On January 10, 2003, Mana filed an application for registration, Serial Number 78202129, for: (i) hair accessories, namely hair ornaments and hair clips, (ii) scissors and razors, (iii) hand-held electric blow dryers, and (iv) hairbrushes, hair combs, candle holder of non-precious metal and essential oil burners.

Issuer entered into the Trademark License Agreement with Mana on March 10, 2004, pursuant to which certain trademarks not currently owned by Issuer have been exclusively licensed by Mana to Issuer, including, without limitation, the rights to those PROFOUND trademarks listed above and certain international trademarks. Also pursuant to the Trademark License Agreement, Issuer obtained the right to acquire ownership of such marks for nominal consideration under the terms and conditions set forth therein.

Issuer has also filed trademark registration applications with the USPTO for the names which it is either using or intends to use in connection with the sale of its products and/or services. For some of these, registrations have been issued. The balance are pending.

Issuer has pursued patent protection for its "A PROPORTIONAL METHOD FOR DIAGNOSING AND APPROPRIATELY CLEANSING AND CONDITIONING HAIR AND A KIT OF PROPORTIONAL SHAMPOOS AND CONDITIONERS FOR PRACTICING THE METHOD" patent which it filed on August 27, 2003.

Issuer also intends to pursue patent protection for the business methods comprising the personalization of its products. Issuer further intends to include the technology it develops to personalize products as part of this business method patent and to file for copyright protection of the software it develops for this purpose.

The formulations for Issuer products were developed by Mana in collaboration with and exclusively for Issuer. Mana exclusively sells these products only to Issuer. Mana has notified Issuer that it intends to pursue patent protection for select product formulations which may be patentable.

OPERATIONS, RESEARCH & DEVELOPMENT, LOCATIONS AND FACILITIES

Issuer's executive and administrative offices are located in Long Island City, New York. Issuer also shares a meeting facility located in downtown Manhattan. With respect to the meeting facility, Mana is the tenant and Issuer is the sub-tenant. Issuer pays Mana $500 per day for use of the meeting facility. This charge is calculated as Mana's daily rent, cost of utilities and cost of the required set-up. There is no written agreement between Issuer and Mana with respect to the meeting facility.

The warehousing and distribution functions have been outsourced to Mana. These outsourced services include the storage of Issuer's finished goods inventory, plus the picking, custom-labeling, packing and shipping of Issuer's sales orders. Through December 31, 2003, the cost of these outsourced services to Issuer was $29,026. The charges for these services were billed at Mana's actual personnel and other costs incurred to provide such services. Additional costs also incurred by Issuer were $1,801 for depreciation and $12,716 for supplies and freight charges paid to unrelated third parties. Issuer expects that similar expenses will be recurring in 2004 and later periods.

Currently, all of the Profound™ products are supplied to Issuer pursuant to a supply agreement between Mana and Issuer, dated as of August 1, 2003 (the "Supply Agreement", a copy of which is attached to this offering as Exhibit 10). Under the Supply Agreement (which is for an initial term of five years and automatically renews for one year terms thereafter, unless terminated by either party) Mana agrees to exclusively produce Profound™ products for Issuer, based on purchase orders submitted by Issuer. Additionally under the Supply Agreement, Issuer takes possession of the products once they are ready, and Issuer pays for all shipping fees and taxes associated with shipment of the Profound™ products to Issuer's customers. Mana has developed, evaluated, and tested the Profound™ products (i.e. shampoos, conditioners, hair styling and finishing products) which it manufactures and sells to Issuer. Issuer is not obligated to obtain all of its finished goods solely from Mana. Issuer may contract with other manufacturers in addition to Mana to obtain finished goods to meet its sales requirements. The purchase price for the Profound™ products is charged by Mana to Issuer based on Mana's cost plus an agreed upon margin.

Mana has so far purchased, owned and warehoused all of the components and raw materials necessary to manufacture Issuer's finished goods. This has had a favorable cash flow effect for Issuer, as it has not had to finance such costs of components and raw materials until such time as it purchased the finished goods from Mana. Many of these components are used specifically by Mana for the Profound™ products. Normal industry practices would alternatively entail Issuer purchasing on average a 90-120 day supply of these components and storing them at a contract manufacturer. Issuer believes the purchase price that Mana charges Issuer for the finished goods is competitive (also see Item 11, Interest of Management and Others in Certain Transactions). There can be no assurance that the arrangement will continue in this fashion. Issuer may decide at some time in the future to purchase components and maintain such inventories, which may thereby escalate Issuer's cash requirements. At the present time, however, 100% of Issuer's finished goods are produced and sold to Issuer by Mana.

Mana meets Issuer's finished goods, warehousing and distribution requirements using two facilities, each located in Long Island City, New York, approximately one mile apart from each other. If one or both of those facilities were to endure a prolonged service interruption, then Issuer's supply of finished goods would be interrupted. Issuer intends to implement a disaster recovery plan to minimize the impact of such possible interruption.

The principal raw materials used in the manufacture of Issuer's products are essential oils and specialty chemicals. Packaging components are either designed to Issuer's specifications or are available as "stock" components in the market place, often produced in custom-chosen colorations. Mana and Issuer have collaborated to identify one or more suppliers for each of the various components and raw materials. Issuer intends to help Mana identify new component and raw material suppliers and to help negotiate more favorable component and raw material prices as volumes increase along with anticipated sales growth. Issuer also intends to collaborate with Mana to identify packaging, formulation and production efficiencies. Issuer believes that the suppliers it has identified thus far can meet Issuer's foreseeable future needs.

Issuer entered into an exclusive licensing agreement with Mana on August 1, 2003 (the "License Agreement") for certain custom bottle and cap molds (the "Licenses"). The License Agreement is for an initial term of five years and is renewable annually (upon the mutual consent of Issuer and Mana) for additional one year terms. As consideration for the Licenses, Issuer pays Mana a royalty of 0.5% of Issuer's net sales.

ENVIRONMENTAL REGULATORY COMPLIANCE

Issuer does not anticipate that there will be any material effect upon future capital expenditures, earnings or its competitive position arising from compliance with federal, state and local provisions which have been enacted or adopted regulating the discharge of materials into the environment.

COMPETITION

The professional hair care industry is characterized by vigorous competition on a global basis. Brand recognition, quality, product performance and price have a significant influence on consumers' choices among competing products and brands. Advertising, promotion, new product introductions and the quality of salon staff also have significant impact on consumers' buying decisions. Issuer competes against a number of manufacturers and marketers, some of which have substantially greater resources at their disposal than does Issuer.

Issuer's principal competitors include, but are not limited to :

- L'Oreal S.A. which markets the Kerastase*, Redken, Matrix and L'Oreal Professional brands;
- The Proctor & Gamble Company which markets the Wella, Sebastian and Clairol brands;
- The Estee Lauder Companies which market the Aveda* and the Bumble & Bumble* brands.

* It should be noted that the brands denoted above with an asterisk are primarily sold directly to salons by the above mentioned companies. The other brands not so denoted are sold to salons through third party distributors. Since Issuer sells its products directly to salons, Issuer considers Kerastase, Aveda and Bumble & Bumble its closest competitors. While these brands have had substantial time in the market place to establish credibility with salons and their clients, Issuer believes that its own marketing initiatives, methods and products will perform as well as or better than those of its competitors, and will provide Participating Salons with an attractive alternative for their clients.

EMPLOYEES

Issuer currently has sixteen full-time employees and three part-time employees. Below is a table that details the full time employees by department.

Profound Full Time Employees by Dept.	
Selling and Salon Development	9
Marketing and Development	4
Education	1
Operations and Administrative	2

PLAN OF OPERATION AND CASH REQUIREMENTS

Issuer has identified a financial plan of operation for the next twelve months which supports its launch strategy. There are several performance factors which will directly impact the range of sales and expenses within this plan. These factors include, but are not limited to:

- the number and timing of qualified SDMs Issuer can hire
- the number of salons that choose to become Participating Salons
- the number of products and the timing of their development and availability for shipment
- the sales performance of the products in Participating Salons
- the availability of financing to support the brand development

The primary focus over the next twelve months will be to hire SDMs stationed across the country, who will recruit salons to become Participating Salons. Issuer expects to hire between five (5) and thirteen (13) additional SDMs positioned in the key markets within the United States. The cost to hire and support the SDMs is estimated between $0.7 million and $2 million depending on the number of hires and the timing of when the SDMs are hired. Issuer expects that the SDMs will recruit between 200 and 500 salons to become Participating Salons and that these salons will generate between $2 and $5 million in net sales.

The secondary focus will be to create a brand identity through various marketing efforts. Issuer expects to launch an advertising, promotion and public relations campaign over the course of the year which will cost between $0.4 and $1 million dollars. The cost of creative development to support Issuer's product and marketing initiatives are expected to be between $1 and $2 million. Issuer further intends to develop and implement a salon and stylist educational program which is estimated to cost between $1 and $2 million. The cost of warehousing & product distribution, technology, patent application development and general and administrative expenses are estimated to be between $1.5 and $2.5 million.

Management intends to adjust spending of expenses to be in line with the net sales realized as much as possible.

A significant amount of additional investments will be required in order for Issuer to continue to conduct its brand development, marketing, distribution, technology development and general administrative activities, comprised by the expenditures noted above. The amount of the required investments may range from $4 million to as much as $8 million, depending upon the various performance factors also noted above. The required investment will need to be obtained through equity or debt financing. There can be no assurance that Mr. Mouyiaris (Issuer's majority stockholder) will continue to make investments in Issuer. If Issuer obtains additional investments from Mr. Mouyiaris or from other sources in the form of equity investments, then the holdings of present stockholders, and the holdings of future stockholders who would exercise Options hereby being offered, would be diluted accordingly. Furthermore, there can be no assurance that any investments could be obtained on terms acceptable to Issuer.

The principal source of liquidity for Issuer from inception through December 31, 2003 has been $3,400,000 of paid in capital contributed by Mr. Mouyiaris.

On February 10, 2003, Mr. Mouyiaris paid $64,440.10, or $.005 per share, for 12,888,020 shares of common stock of NY Profound. On November 21, 2003, pursuant to NY Profound being merged into Issuer, Mr. Mouyiaris received 12,888,020 shares of Issuer's Common Stock in exchange for his shares in NY Profound.

Subsequent to February 10, 2003 and through December 31, 2003, Mr. Mouyiaris also contributed to Issuer (including the predecessor NY Profound) $3,400,000 of additional paid in capital (the "Paid in Capital"). There are no written contracts or arrangements with respect to the Paid in Capital, and Mr. Mouyiaris has not and will not receive any additional equity or debt of Issuer in connection with the Paid in Capital.

FACTORS WHICH MAY AFFECT ISSUER'S FUTURE FINANCIAL PERFORMANCE

Some of the factors that could have material impact on Issuer's future financial performance are:

- Issuer's strategy to continue to expand its distribution by recruiting Participating Salons. There can be no assurance that Issuer will be successful in recruiting additional Participating Salons.

- Competitive activities and economic conditions could affect Issuer's ability to attract Participating Salons and Issuer's sales performance to those salons.
- Issuer's ability to obtain raw materials without significant price fluctuations.
- Issuer's ability to obtain additional financing and fund its operations.

ITEM 7. Description of Property

Issuer's executive and administrative and offices are located at 32-02 Queens Blvd., Long Island City, New York. It presently rents from Mana approximately 3,200 square feet of office space, with the availability of more space if needed. The rent currently paid by Issuer to Mana for the office space is $2,000 a month plus utility costs. There is no written agreement between Mana and Issuer with respect to the office space. Issuer uses that location to house its marketing, sales, education, management and administrative personnel.

Issuer shares meeting facility space with Mana at 580 Broadway, New York, New York. Issuer reimburses Mana for its use of this space, at the rate of $500 per day of use. Issuer uses this location for meetings with potential and existing Participating Salons.

ITEM 8. Directors, Executive Officers and Significant Employees

NAME	TITLE	AGE	START DATE	FAMILY RELATIONSHIPS
Nikos Mouyiaris	President, Chief Executive Officer and Director[(1) (2) (3)]	59	January 2003	None
Barbara Novick	Secretary, Treasurer and Director[(1) (2) (4)]	66	January 2003	None
Lawrence Weinstock	Chief Financial Officer[(2) (3)]	45	October 2003	None
Howard Friedensohn	Chief Operating Officer[(2) (5)]	49	April 2003	None
Robert Salem	Executive Vice President and Chief Strategic Officer[(2) (5)]	49	January 2003	None
Stefany Reed	Vice President – Salon Business Development[(2) (5)]	42	October 2003	None
Kathleen Travers	Vice President – Marketing Communications[(2) (5)]	50	March 2004	None

(1) Shall serve as Director until the next annual meeting and until a successor is duly elected and appointed.
(2) Shall serve as such Officer of Issuer until removed by Issuer or until resignation.
(3) Expects to spend approximately 10 hours per week with respect to his duties as an Officer of Issuer.
(4) Expects to spend approximately 5 hours per week with respect to her duties as an Officer of Issuer.
(5) Expects to spend approximately 40 hours per week with respect to his duties as an Officer of Issuer.

Business Experience – List all Directors and Officers.

NAME	ENTITY NAME/ ADDRESS	DESCRIPTION OF BUSINESS	POSITION HELD AND INDICATION OF JOB RESPONSIBILITY	START DATE	END DATE
Nikos Mouyiaris	Mana Products, Inc. 32–02 Queens Blvd. Long Island City, NY 11101	Beauty Products Manufacturing and Distribution	Chief Executive Officer and President – Oversees all of the management functions of the company.	1975	Current
	Ariana Realty Company LLC 32–02 Queens Blvd. Long Island City, NY 11101	Real Estate Holding Company	Managing Member – Manages the company's real estate holding.	1983	Current
	Erno Laszlo LLC 32–02 Queens Blvd. Long Island City, NY 11101	Beauty Products Distribution	Chairman of the Board – Oversaw all of the management functions of the company.	1995	2001
	27–11 49th Avenue Realty LLC 32–02 Queens Blvd. Long Island City, NY 11101	Real Estate Holding Company	Sole Member – Manages the company's real estate holding.	1998	Current
	Electronic Engineering Systems, Inc. 1403 Greenbrier Parkway Chesapeake, VA 23320	Technology Company	Director and Chairman of the Board	1997	Current
	Eyecity.com, Inc. 199 Lafayette Drive Syosset, New York 11791	Eyeglass Company	Director	1999	Feb. 2004

NAME	ENTITY NAME/ ADDRESS	DESCRIPTION OF BUSINESS	POSITION HELD AND INDICATION OF JOB RESPONSIBILITY	START DATE	END DATE
Barbara Novick	Mana Products, Inc. 32–02 Queens Blvd. Long Island City, NY 11101	Beauty Products Manufacturing and Distribution	Executive Vice President – Administration – Oversees all of the administrative functions of the company.	1977	Current
	Ariana Realty Company LLC 32–02 Queens Blvd. Long Island City, NY 11101	Real Estate Holding Company	Executive Vice President – Administration – Manages the administrative functions in regard to the company's real estate holding.	1983	Current
	Erno Laszlo LLC 32–02 Queens Blvd. Long Island City, NY 11101	Beauty Products Distribution	Executive Vice President – Administration – Oversaw the administrative functions of the company.	1995	2001
	27–11 49th Avenue Realty LLC 32–02 Queens Blvd. Long Island City, NY 11101	Real Estate Holding Company	Executive Vice President – Administration – Manages the administrative functions in regard to the company's real estate holding.	1998	Current
	Electronic Engineering Systems, Inc. 1403 Greenbrier Parkway Chesapeake, VA 23320	Technology Company	Director	1997	Current
	Eyecity.com, Inc. 199 Lafayette Drive Syosset, New York 11791	Eyeglass Company	Director	1999	Feb. 2004
Lawrence Weinstock	Mana Products, Inc. 32–02 Queens Blvd. Long Island City, NY 11101	Beauty Products Manufacturing and Distribution	Vice President – Finance – Oversees all of the financial functions of the company.	1993	Current
	Ariana Realty Company LLC 32–02 Queens Blvd. Long Island City, NY 11101	Real Estate Holding Company	Vice President – Finance – Manages the financial functions in regard to the company's real estate holding.	1993	Current
	Erno Laszlo LLC 32–02 Queens Blvd. Long Island City, NY 11101	Beauty Products Distribution	Vice President – Finance – Oversaw the financial functions of the Company.	1995	2001
	27–11 49th Avenue Realty LLC 32–02 Queens Blvd. Long Island City, NY 11101	Real Estate Holding Company	Vice President – Finance – Manages the financial functions in regard to the company's real estate holding.	1998	Current
	Electronic Engineering Systems, Inc. 1403 Greenbrier Parkway Chesapeake, VA 23320	Technology Company	Director	2002	Current

Name	Entity Name/ Address	Description of Business	Position Held and Indication of Job Responsibility	Start Date	End Date
Howard Friedensohn	CFOutsource LLC 1 Bridge Street Irvington, NY 10533	Financial and Management Consulting	Chief Executive Officer and Co-President – Oversaw the operation of the company and provided services directly to beauty industry and technology clients.	2001	2003
	CFOutsource, Inc. 1 Bridge Street Irvington, NY 10533	Financial and Management Consulting	Chief Executive Officer and President – Oversaw the operation of the company and provided services directly to beauty industry and technology clients.	1994	2003
Robert Salem	Mana Products, Inc. 32–02 Queens Blvd. Long Island City, NY 11101	Beauty Products Manufacturing and Distribution	Executive Vice President – Marketing – Responsible for new product concept and business development, and strategy.	1999	2003
	Estee Lauder/Aveda 767 Fifth Avenue New York, NY 10153	Professional Hair Care Products	Executive Vice President – Marketing – Oversaw the global marketing of the Company.	1997	1999
	L'Oreal/Redken (France) 575 Fifth Ave. New York, NY 10017	Professional Hair Care Products	President- Redken (France) – Responsible for all operations of the Redken company in France.	1986	1997
Stefany Reed	Abstract Edge Web Solutions, LLC 4 West 22nd Street New York, NY 10010	Web Development	Vice President – Responsible for all business development.	2001	2003
	Behindthechair.com 40 South Prospect Roselle, IL 60172	Media and Technology	Vice President – Responsible for business and alliance development and launching salon community web site.	2000	2001
	Aveda Corporation 767 Fifth Avenue New York, NY 10153	Professional Hair Care Products	Global Sales Director, General Manager – Responsible for sales management of the company's New York businesses; also managed distributor relationships throughout North America and Europe.	1995	1999

NAME	ENTITY NAME/ ADDRESS	DESCRIPTION OF BUSINESS	POSITION HELD AND INDICATION OF JOB RESPONSIBILITY	START DATE	END DATE
Kathleen Travers	L'Oreal USA/Matrix 575 Fifth Ave. New York, NY 10017	Professional Hair Care Products	Director of Communications – Responsible for planning and execution of all advertising and public relations programs	2001	2003
	The Wells Corporation 6109 DeSoto Avenue Woodland Hills, CA 91367	Professional Hair Care Products	Director of Communications – Responsible for planning and execution of all advertising and public relations programs	1998	2001
	Fairchild Publications/ Salon News 7 West 34th Street New York, NY 10001	Publishing – Salon industry trade publication	Account Director – Responsible for advertising placed by six major professional product salon industry accounts	1998	1998
	Thomson Delmar Learning/SalonOvations Executive Woods 5 Maxwell Drive Clifton Park, NY 12065	Publishing – Salon industry trade publication	Account Director – Responsible for strategy, public relations and advertising sales	1995	1998
	Metromedia/Guest Informant 21200 Erwin Street Woodland Hills, CA 91367	Publishing	National Sales Manager – Responsible for advertising sales to key accounts	1992	1995

Involvement in Certain Legal Proceedings.

No petition under the Bankruptcy Act, or any state insolvency law has been filed by or against Issuer, or its Officers, Directors, or other key personnel, and, a receiver, fiscal agent or similar officer has not been appointed by a court for the business or property of Issuer, or any such persons, or any partnership in which any of such persons was a general partner within the past five years, or any corporation or business association of which any such person was an executive officer within the past five years.

Duties of Council Grantees.

The duties of Council Grantees will include, but not be limited to, developing educational curriculum to be presented to Participating Salons by the SDMs, evaluating and critiquing Issuer's preliminary new product submissions during their development, acting as advocates of Issuer to prospective Participating Salons, referring prospective Participating Salons to Issuer, and making special appearances at industry trade shows and events on behalf of Issuer. It is the intention of Issuer that Council Grantees will be individuals who are established salon industry leaders in the areas of beauty education, salon management, and hair cutting and styling techniques. Some Council Grantees may be either owners or employees of Participating Salons. Other Council Grantees will have no direct affiliation with Participating Salons. Councils shall function as advisors to Issuer and also be involved in the promotion of Issuer's business objectives.

ITEM 9. **Remuneration of Directors and Officers**

NAME OF INDIVIDUAL	CAPACITIES IN WHICH REMUNERATION WAS RECEIVED	ANNUAL AGGREGATE REMUNERATION(1)
Nikos Mouyiaris	President, Chief Executive Officer and Director	$85,800
Howard Friedensohn	Chief Operating Officer and Consultant	$166,025 (2)
Robert Salem	Executive Vice President and Chief Strategic Officer	$216.800 (3)
All Officers as a group	N/A	$552,695

(1) From inception of Profound (NY) on January 30, 2003 through December 31, 2003.

(2) Includes $4,500 automobile allowance and $27,253 paid to CFOutsource LLC for consulting services (50% owned by Howard Friedensohn).

(3) Includes $16,800 automobile allowance.

Issuer's Board evaluates and makes recommendations as to annual remuneration for each Officer of Issuer, other than for Mr. Mouyiaris, Ms. Novick and Mr. Weinstock whose salaries are determined by Mana. Issuer reimburses Mana at such Officer's Mana salary for the time spent by each Officer in the performance of his or her duties as an Officer of Issuer. None of the Officers of Issuer, other than Mr. Friedensohn, have an employment agreement with Issuer. Pursuant to Mr. Friedensohn's employment agreement, in the event that Mr. Friedensohn is terminated without cause he is entitled to receive six months severance at his then current base salary.

ITEM 10. Security Ownership of Management and Certain Security holders

TITLE OF CLASS	NAME AND ADDRESS OF OWNER	AMOUNT OWNED BEFORE THE OFFERING	AGGREGATE PERCENT OF CLASS BEFORE THE OFFERING	AMOUNT OWNED AFTER THE OFFERING	AGGREGATE PERCENT OF CLASS AFTER THE OFFERING(3)	AGGREGATE PERCENT OF CLASS AFTER THE OFFERING(4)
Common Stock	Nikos Mouyiaris 32–02 Queens Blvd. Long Island City, NY 11101	12,888,020	88.01%	12,888,020	69.12%	85.67%
Common Stock	Barbara Novick 32–02 Queens Blvd. Long Island City, NY 11101	50,000(1)	.34%	50,000 (1)	.27%	.33%
Common Stock	Lawrence Weinstock 32–02 Queens Blvd. Long Island City, NY 11101	15,000(1)	.10%	15,000 (1)	.08%	.10%
Common Stock	Howard Friedensohn 32–02 Queens Blvd. Long Island City, NY 11101	332,780(2)	2.27%	332,780 (2)	1.78%	2.21%
Common Stock	Robert Salem 32–02 Queens Blvd. Long Island City, NY 11101	991,000(1)	6.77%	991,000 (1)	5.32%	6.59%
Common Stock	Stefany Reed 32–02 Queens Blvd. Long Island City, NY 11101	20,000(1)	.14%	20,000 (1)	.11%	.13%
Common Stock	Officers and Directors as a Group	14,296,800	97.63%	14,296,800	76.68%	95.03%

(1) Common Stock subject to Issuer's 2003 Restricted Stock Plan.
(2) Includes 300,000 shares of Common Stock subject to Issuer's 2003 Restricted Stock Plan.
(3) Assuming all Options are granted, fully vested and exercised and there are no other equity transactions involving Issuer.
(4) Assuming 10% of the Options are granted, fully vested and exercised and there are no other equity transactions involving Issuer.

ITEM 11. Interest of Management and Others in Certain Transactions

There were $1,000,769 worth of related transactions between Issuer and Mana from Issuer's inception through December 31, 2003. This includes $49,101 of finished goods inventory purchased by Issuer from Mana in accordance with the Supply Agreement. In addition, Issuer incurred $185 of licensing fees in accordance with the License Agreement related to the use of certain bottle and cap molds. Issuer also purchased for $675,000 certain logistical, administrative and other services from Mana (which included Issuer's salaries (as reimbursed to Mana) for Mr. Mouyiaris, Ms. Novick and Mr. Weinstock) which were provided on an as needed basis. Such services included product and creative development, information processing, warehousing, distribution, accounting, administrative and occupancy expenses (see ITEM 6, DESCRIPTION OF BUSINESS – PRODUCTS AND BUSINESS METHODS; DISTRIBUTION, SALES, TRAINING AND EDUCATION; TECHNOLOGY; OPERATIONS, RESEARCH & DEVELOPMENT, LOCATIONS AND FACILITIES" FOR FURTHER DESCRIPTIONS OF THESE ARRANGEMENTS). The charges for these services were billed at Mana's actual personnel and other costs incurred to provide such services. Mana also paid for a net of $276,483 of additional expenses on behalf of Issuer. At December 31, 2003, Issuer owed Mana $280,790 for the remaining portion of these purchases and services that had not yet been paid.

Mr. Mouyiaris is the majority stockholder, President, Chief Executive Officer and a Director of both Issuer and Mana, an affiliate of Issuer. (Mr. Mouyiaris is a 92% owner of Mana and his wife owns the other 8%.) Ms. Novick is the Secretary, Treasurer and a Director of Issuer and is also the Executive Vice President of Administration and a Director of Mana. Mr. Weinstock is the Chief Financial Officer of Issuer and is also the Vice President of Finance of Mana.

Currently, all of the Profound™ products are supplied to Issuer pursuant to the Supply Agreement. Under the Supply Agreement (which is for an initial term of five years and automatically renews for one year terms thereafter, unless terminated by either party) Mana agrees to exclusively produce Profound™ products for Issuer, based on purchase orders submitted by Issuer. Under the Supply Agreement, Issuer shall take possession of the products once they are ready to be shipped, and Issuer shall pay for all shipping fees and taxes associated with shipment of the Profound™ products to Issuer's customers. Mana has developed, evaluated, and tested the Profound™ products (i.e. shampoos, conditioners, hair styling and finishing products) which it manufactures and sells to Issuer. Issuer is not obligated to obtain all of its finished goods solely from Mana. Issuer may contract with other manufacturers in addition to Mana to obtain finished goods to meet its sales requirements. The purchase price for the Profound™ products is charged by Mana to Issuer based on Mana's cost plus an agreed upon arm's length margin.

Issuer entered into the License Agreement for the Licenses. The License Agreement is for an initial term of five years and is renewable annually (upon the mutual consent of Issuer and Mana) for additional one year terms. As consideration for the Licenses, Issuer pays Mana a royalty of 0.5% of Issuer's net sales.

Issuer entered into the Trademark License Agreement, pursuant to which certain trademarks not currently owned by Issuer have been exclusively licensed by Mana to Issuer. Also pursuant to the Trademark License Agreement, Issuer obtained the right to acquire ownership of such marks for nominal consideration under the terms and conditions set forth therein.

ITEM 12. Securities Being Offered

4,000,000 Options to purchase 4,000,000 shares of Issuer's Common Stock at an exercise price of $0.10 per share.

4,000,000 shares of Issuer's Common Stock reserved for issuance upon the exercise of the Options.

THE OPTIONS

Issuer intends to periodically grant Options to Council Grantees and to Salon Grantees. Grants made to Council Grantees will vest over a five (5) year period (with 20% of each such Council Grantee's Options vesting on the anniversary of the date of grant for five (5) consecutive years) and be subject to each Council Grantee's continued participation on a Council. Grants made to Salon Grantees shall vest fully (100%) on the two (2) year anniversary of the grant of such Options, subject to each Salon Grantee's continued employment or consultancy with his/her respective Participating Salon and such Participating Salon's continued relationship with Issuer. All grants of the Options will be offered on behalf of Issuer by Mr. Mouyiaris or Mr. Friedensohn. The Options, if vested, may be exercised at any time prior to ten years or such other shorter period of time as stated in the grant from the date of grant; thereafter the Options will automatically terminate. The termination of a Council Grantee's participation on a Council, or the termination of a Salon Grantee's employment or consultancy with his or her respective Participating Salon or a salon ceasing to be a Participating Salon, will not affect previously vested and unexercised Options, other than that such Options must be exercised within ninety (90) days after a Liquidity Event (as such term is defined in the Plan).

Options to purchase up to 3,700,000 shares of Common Stock may be granted at Issuer's sole discretion to Salon Grantees. Options may first be granted to Salon Grantees once their affiliated salon becomes a Participating Salon. Additional Options may also be granted periodically thereafter at Issuer's sole discretion to Salon Grantees based on Issuer's assessment of the contributions such Salon Grantees have made toward the growth of the Profound™ brand.

Options to purchase up to 300,000 shares of Common Stock may be granted at Issuer's sole discretion to Council Grantees. Options may first be granted to Council Grantees when they begin performing their duties (see Item 8 – Duties of Council Grantees). Additional Options may also be granted periodically thereafter at Issuer's sole discretion to Council Grantees based on Issuer's assessment of the contribution such Council Grantees have made toward the growth of the Profound™ brand.

Pursuant to the terms of the Plan, the Options granted pursuant to this offering are not transferable. Additionally, pursuant to the terms of the Plan, shares of Common Stock issued upon the exercise of the Options may not be transferred until the earlier of December 31, 2008 or a Liquidity Event (as such term is defined in the Plan).

DESCRIPTION OF ISSUER'S STOCK

The authorized capital stock of Issuer consists of 40,000,000 shares of Common Stock, $.001 par value, and 10,000,000 shares of Preferred Stock $.001 par value.

The following summary of certain terms of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of Issuer's Certificate of Incorporation and By-Laws, which are included as exhibits to this offering and the provisions of applicable law.

COMMON STOCK

Currently, there are 14,644,000 shares of Common Stock outstanding, owned by 30 stockholders of record. Of the 14,644,000 shares of Common Stock outstanding, 1,644,000 shares were issued pursuant to Issuer's 2003 Restricted Stock Plan. Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore. In the event of a liquidation, dissolution or winding up of Issuer, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Stock. Holders of Common Stock have no right to convert their Common Stock into any other securities. The Common Stock has no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

The Board has the authority, without further action by the stockholders, to issue up 10,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of Issuer. Additionally, shares of Preferred Stock may have preferred (senior) divided rights with respect to the Common Stock. Currently there are no shares of Preferred Stock outstanding and Issuer has no present plan to issue any shares of Preferred Stock.

Part F/S

Financial Statements of Issuer

PROFOUND BEAUTY INC.

BALANCE SHEET

December 31, 2003
(unaudited)

ASSETS

Current Assets	
Cash and cash equivalents	$ 930,634
Accounts receivable, net	1,783
Inventory, net	25,805
Prepaid expenses and other current assets	266,226
Total current assets	1,224,448
Property, plant and equipment, net	34,416
Other assets	163,167
Total assets	$ 1,422,031

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts payable	$ 352,914
Accrued expenses	68,260
Accrued income taxes	508
Due to affiliate	280,790
Total current liabilities	702,472
Commitments and Contingent Liabilities	
Stockholders' Equity	
Preferred stock, $.001 par value; 10,000,000 shares authorized; none issued and outstanding	0
Common stock, $.001 par value; 40,000,000 shares authorized; 15,261,000 shares issued and outstanding	15,261
Additional paid-in capital	3,517,569
Accumulated deficit	(2,813,271)
Total stockholders' equity	719,559
Total liabilities and stockholders' equity	$ 1,422,031

See notes to financial statements.

PROFOUND BEAUTY INC.
STATEMENT OF OPERATIONS
For the Period from Inception (January 30, 2003) to December 31, 2003
(unaudited)

Net sales	$ 37,101
Cost of sales	34,597
Gross profit	2,504
Operating expenses	2,814,980
Operating loss	(2,812,476)
Interest income	1,181
Loss before provision for income taxes	(2,811,295)
Provision for income taxes	1,976
Net loss	$ (2,813,271)
Basic and diluted loss per common share	$ (0.22)
Weighted average number of shares outstanding used in computing basic and diluted loss per common share	12,963,183

See notes to financial statements.

PROFOUND BEAUTY INC.

STATEMENT OF STOCKHOLDERS' EQUITY

For the Period from Inception (January 30, 2003) to December 31, 2003

(unaudited)

	Common Stock		Additional Paid - In Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance, January 30, 2003	0	$ 0	$ 0	$ 0	$ 0
Issuance of common stock	13,000,000	13,000	52,000		65,000
Additional paid-in capital			3,400,000		3,400,000
Issuance of restricted stock	2,261,000	2,261	65,569		67,830
Net loss				(2,813,271)	(2,813,271)
Balance, December 31, 2003	15,261,000	$ 15,261	$ 3,517,569	$ (2,813,271)	$ 719,559

See notes to financial statements.

PROFOUND BEAUTY INC.
STATEMENT OF CASH FLOWS
For the Period from Inception (January 30, 2003) to December 31, 2003
(unaudited)

Cash flows used for Operating Activities	
Net loss	$ (2,813,271)
Adjustments to reconcile net loss to net cash flows used for operating activities:	
Depreciation	5,442
Changes in operating assets and liabilities:	
Increase in accounts receivable	(1,783)
Increase in inventory	(25,805)
Increase in prepaid expenses and other current assets	(266,226)
Increase in other assets	(163,167)
Increase in accounts payable	352,914
Increase in accrued expenses	68,260
Increase in accrued income taxes	508
Increase in due to affiliate	280,790
Net cash flows used for operating activities	(2,562,338)
Cash flows used for Investing Activities	
Fixed asset acquisitions	(39,858)
Cash flows from Financing Activities	
Proceeds from issuance of common stock	65,000
Proceeds from issuance of restricted stock	67,830
Proceeds from contribution of additional paid-in capital	3,400,000
Net increase in cash and cash equivalents	930,634
Cash and cash equivalents at beginning of period	0
Cash and cash equivalents at end of period	$ 930,634

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

For the Period from Inception (January 30, 2003) to December 31, 2003

(unaudited)

Note 1 Business and Organization

Profound Beauty Inc. (the "Company"), a Delaware corporation was formed on November 18, 2003. On November 21, 2003, the Company, which had no operations to that date, was merged with Profound Beauty Inc., a New York corporation (the "Predecessor"). The Predecessor was formed on January 30, 2003 ("Inception"). The merger was recorded as a capital transaction, as the entities are under common control. The accompanying financial statements present the financial results of the Predecessor from Inception to November 21, 2003, and the results of the Company from November 21, 2003 to December 31, 2003.

The Company markets and distributes professional hair care products to prestige beauty salons ("Participating Salons") in the United States. Through a program of educating its Participating Salons in the use of its patent pending business methods, the Company expects these Participating Salons to expand their sales of beauty services and products, thereby, increasing sales of the Company's products. Since Inception, the Company and the Predecessor have been a developmental stage enterprise, with its primary activities directed to creating its brand identity and educational programs, finalizing the development of its product line and establishing itself in the market place as a highly regarded hair care products marketer.

Note 2 Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States. These statements include all adjustments (consisting of normal recurring accruals) that management considers necessary to present a fair statement of financial position at December 31, 2003 and fair statements of results of operation, cash flows, and stockholders' equity for the period from Inception to December 31, 2003.

Cash and Cash Equivalents

Cash and cash equivalents consist of unrestricted deposits with banks.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets primarily consist of deposit payments made in 2003 for a 2004 trade show and for the development of a promotional video about the Company that was completed in 2004.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets, ranging from three to five years.

Long Lived Assets

The Company records its long-lived assets at cost. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment of Long Lived Assets*, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Furthermore, the assets are evaluated for continuing value and proper useful lives by comparison to expected future cash projections. Measurement of any impairment would include a comparison of estimated undiscounted future operating cash flows anticipated to be generated during the remaining life of the asset to the net carrying value of the asset. Management is not aware of any events or changes in circumstances that would necessitate a review of any long lived assets as of December 31, 2003.

Other Assets

Other assets consist of payments to consulting firms for software being developed for the Company. This software will result in the creation of a Company web site and a combined sales order processing and data accumulation system necessary to facilitate the selection of products being ordered by the salon clients. The consulting firms are developing the design, programs and technical specifications and writing the programming code. In accordance with Statement of Position 98-1 of the Accounting Standards Executive Committee, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use* and EITF 00-2 of the Financial Accounting Standards Board, Emerging Issues Task Force (EITF), *Accounting for Web Site Development Costs*, these costs meet the criteria for capitalization of software for internal use. The costs will be written off over the estimated useful life of the software once the development stage is completed.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist primarily of balances due trade creditors, arising in the normal course of business.

Revenue Recognition

The Company sells professional hair care products to its customers, prestige beauty salons, only upon execution of a supply agreement between the Company and its customer, and receipt by the Company of a valid credit card number. The agreement identifies the products available. Prices charged customers are based on established price lists. All product is shipped FOB shipping point from the Company's warehouse location with title passing to the customer at the warehouse location. The Company recognizes revenue at the time the product is shipped to the customer, net of a provision for returns and other sales credits estimated by management. At the time of shipment, or some time thereafter, the Company charges the customer's credit card.

The Company offers both a points program and discounts as incentives for customers to purchase its products. Under the points program, customers are awarded points based on the amount of purchases from the Company. These points can then be used by the customer to obtain free products or other services from the Company. In accordance with the Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) No. 00-22 *Accounting for "Points" and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future*, considering the value of these points in relation to the value of the transactions necessary to earn the awards, the estimated cost to the Company of these points is accrued as a component of cost of sales at the time of the related sale. Discounts are recorded as reductions to revenue at the time of sale in accordance with EITF No. 01-9 *Accounting for Consideration Given by a Vendor to a Customer*.

Income Taxes

Income taxes are recorded in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS No. 109"). SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and the tax basis of assets and liabilities using currently enacted tax rates.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents and of accounts payable approximate fair value due to the short-term maturity of these instruments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss Per Share

In accordance with SFAS No. 128, *Earnings Per Share*, basic loss per common share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated by adjusting weighted average outstanding shares, assuming conversion of all potentially dilutive stock options and awards. No diluted net loss per share is presented, as there were no contingently issuable shares at December 31, 2003, and no preferred stock outstanding.

Note 3 Inventory

Inventory is stated at lower of cost (actual) or market value. At December 31, 2003, inventory consists of finished goods, net of a reserve for obsolescence, estimated by management, of $4,000.

Note 4 Property, Plant and Equipment

Property, plant and equipment consist of the following as of December 31, 2003:

Machinery and equipment	$18,010
Computer equipment	21,848
Subtotal	39,858
Less: accumulated depreciation	(5,442)
Total	$34,416

Note 5 Operating Expenses

Operating expenses consist of the following major components:

Advertising, marketing and development	$1,238,144
Selling	385,670
Distribution	43,544
General and administrative	1,147,622
Total	$2,814,980

Note 6 Related Party Transactions

The Company purchases hair care products from Mana Products, Inc. ("Mana"), a company substantially owned by the Company's majority stockholder, in accordance with a supply agreement between the parties. The Company also purchases from Mana, on an as needed basis, certain logistical and administrative services and office & warehouse space. For the period from Inception to December 31, 2003, the Company made purchases of $49,101 of hair care products and $675,000 of services from Mana. At December 31, 2003, the Company owed Mana $280,790 for the remaining portion of these purchases and services that had not yet been paid.

Note 7 Income Taxes

The Company's provision for taxes for the period from Inception to December 31, 2003 consists of current state and local provisions. There are no significant differences between the book basis and the tax basis of assets and liabilities at December 31, 2003. The benefit arising from the current operating loss has been fully reserved due to uncertainties concerning its realization.

Note 8 Stockholders' Equity

The Company has issued 13,000,000 shares of common stock from Inception to December 31, 2003 for $65,000 cash. No other form of consideration was received for this stock. Additional paid-in capital of $3,400,000 was also contributed by the majority stockholder.

The Company is authorized to issue up to 10,000,000 shares of preferred stock in one or more series, each to be distinctly designated with its individual rights and privileges. To date, no such stock has been issued, nor has any series been designated.

In October, 2003, the Company adopted the 2003 Restricted Stock Plan (the "Restricted Stock Plan") which authorizes the granting of up to 3,000,000 restricted shares of the Company's common stock. The shares subject to the Restricted Stock Plan consist of unissued shares, treasury shares or previously issued shares, and such shares have been reserved for this purpose. The shares have restrictions on their transferability and are forfeitable until the terms of their grants have been satisfied. In December, 2003, the Company issued 2,261,000 shares of restricted stock under the Restricted Stock Plan for services provided to the Company by employees and consultants and to the employees and consultants of Mana (see Note 10). The market value of these shares, is $67,830, and has been recorded as operating expenses in the accompanying financial statements.

In December, 2003, the Company adopted the 2003 Profound Incentive Equity (PIE) Stock Option Plan which authorizes the granting of options for the purchase of up to 4,000,000 shares of the Company's common stock. Options will vest over periods ranging up to 5 years. Options will have a maximum term of 10 years. As of December 31, 2003, no such options have been granted.

Note 9 **Loss Per Share**

Basic net loss per share for the period from Inception to December 31, 2003, is computed by dividing net loss by the weighted average number of common shares outstanding. No diluted net loss per share is presented, as there were no contingently issuable shares at December 31, 2003, and no preferred stock outstanding.

Net loss	$(2,813,271)
Weighted average shares outstanding	12,963,183
Basic net loss per share	$ (.22)

Note 10

In February, 2004, 600,000 shares of common stock granted in 2003 under the Restricted Stock Plan were forfeited as a result of an employee and a consulting agreement termination. In March 2004, 10,000 shares of common stock granted in 2003 under the Restricted Stock Plan were forfeited as a result of a Mana employee termination. In April 2004, 7,000 shares of common stock granted in 2003 under the Restricted Stock Plan were forfeited as the result of a Mana employee termination and an employee termination.

PART III — EXHIBITS

ITEM 1. Index to Exhibits

(1) The Articles of Incorporation and By-Laws of the Company*

(2) 2003 Profound Incentive Equity (PIE) Stock Option Plan

(3) Form of 2003 Profound Incentive Equity (PIE) Award Agreement — Salon Grantees*

(4) Form of 2003 Profound Incentive Equity (PIE) Award Agreement — Council Grantees*

(5) Merger Documents*

(6) Issuer's 2003 Restricted Stock Plan*

(7) Form of Restricted Stock Agreement*

(8) Form of the Salon Supply Agreement*

(9) License Agreement*

(10) Supply Agreement**

(11) Valuation Letter*

(12) Legal Opinion*

(13) Howard Friedensohn's Employment Agreement*

(14) Trademark License Agreement*

ITEM 2. Description of Exhibits

(1) The Articles of Incorporation and By-Laws of Issuer.*

(2) 2003 Profound Incentive Equity (PIE) Stock Option Plan.

(3) Form of the 2003 Profound Incentive Equity (PIE) Award Agreement, to be granted to employees and consultants of the Participating Salons (the "Salon Grantees"). *

(4) Form of the 2003 Profound Incentive Equity (PIE) Award Agreement, to be granted to members of Issuer's Visionary Creative Council and Visionary Business Council (the "Council Grantees"). *

(5) Merger documents whereby NY Profound is merged with Issuer, with Issuer becoming the surviving entity (collectively the "Merger Documents").*

(6) Issuer's 2003 Restricted Stock Plan.*

(7) Form of the Restricted Stock Agreement executed by participants in Issuer's 2003 Restricted Stock Plan (the "Restricted Stock Agreement").*

(8) Form of the Salon Supply Agreement executed by and between Issuer and the Participating Salons (the "Salon Supply Agreement").*

---

* Previously Filed

** Filed with Confidential Portions Omitted

(9) License Agreement, by and between Issuer and Mana, dated as of August 1, 2003 (the "License Agreement").*

(10) Supply Agreement, by and between Issuer and Mana, dated as of August 1, 2003 (the "Supply Agreement").**

(11) Valuation letter issued by Willamette Management Associates, dated April 15, 2003, appraising the Options. *

(12) Legal Opinion of Olshan Grundman Frome Rosenzweig & Wolosky LLP, counsel to the Company (the "Legal Opinion").*

(13) Howard Friedensohn's Employment Agreement, by and between Issuer and Howard Friedensohn, dated January 2, 2004 (the "Friedensohn Agreement").*

(14) Trademark License Agreement, by and between Issuer and Mana, dated as of March 10, 2004, (the "Trademark License Agreement").*

---

* Previously Filed

** Filed with Confidential Portions Omitted

SIGNATURES

Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of New York, on May 13, 2004.

PROFOUND BEAUTY INC.

By:_____________________________
Name: Nikos Mouyiaris
Title: Chief Executive Officer and Director

By:_____________________________
Name: Lawrence Weinstock
Title: Chief Financial Officer

By:_____________________________
Name: Barbara Novick
Title: Secretary, Treasurer and Director

By:_____________________________
Name: Howard Friedensohn
Title: Chief Operating Officer

EXHIBIT 10

Supply Agreement

SUPPLY AGREEMENT

This Supply Agreement (this "Agreement") is made and entered into this 1st day of August, 2003 (the "Effective Date") by and between Profound Beauty Inc., a New York Corporation ("Profound"), and Mana Products, Inc., a New York Corporation ("Mana").

WHEREAS, Mana is the manufacturer of the products listed on Schedule I attached hereto, as may be amended (the "Products"); and

WHEREAS, Profound desires to purchase from Mana the Products for resale, to sell the Products throughout the world, pursuant to the terms set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants hereafter set forth, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1. Supply of the Products.

(a) Subject to the terms and conditions set forth in this Agreement, Mana hereby agrees to exclusively supply to Profound the Products, for the resale of the Products by Profound throughout the world.

(b) Mana and Profound may amend Schedule I from time to time by a written mutual consent signed by Mana and Profound, by adding or deleting products thereto, which may then be sold by Profound as provided herein, except that such new Products may be subject to additional terms and conditions.

(c) Notwithstanding anything to the contrary set forth herein, Profound shall not acquire any rights or title in Mana property with respect to the Products, other than the property rights expressly granted to Profound in a certain License Agreement by and between Mana and Profound, dated as of August 1, 2003 (the "License Agreement").

2. Term. This Agreement shall be effective for a term of five (5) years, commencing on the date of the execution of this Agreement (the "Term"). Thereafter, this Agreement shall automatically renew for additional terms of one (1) year, unless either of the parties gives the other written notice of intent to terminate this Agreement ninety (90) days before the expiration of the Term or any additional terms thereafter. Notwithstanding anything to the contrary set forth herein, this Agreement shall immediately terminate upon the termination of the License Agreement.

3. Sales by Mana to Profound.

(a) Mana shall sell the Products directly to Profound, subject to purchase orders submitted by Profound and accepted by Mana, at purchase prices to be agreed upon by the parties hereto (the "Purchase Prices"), as set forth on Schedule I attached hereto. The Purchase Prices shall be amended on an annual basis (as of each anniversary of the Effective Date), as agreed and evidenced in writing signed by Mana and Profound.

(b) Profound shall take possession of the Products ordered by Profound at Mana's warehouse, or at such other location as may be reasonably determined by Mana. Profound shall inspect all of the Products upon taking possession and shall, within fourteen (14) days of taking possession of the Products, give written notice to Mana of any claim for damages or shortages or that any Product does not conform with the terms of this Agreement.

(c) Profound shall (i) pay all shipping fees, customs, import, excise, sales and other similar duties and taxes payable in respect of the Products which may be shipped by Mana at Profound's direction and (ii) obtain any licenses, authorizations, permissions and other documents for the import, export, distribution, sale and/or other disposal of the Products.

4. Marketing Efforts. Profound agrees to use commercially reasonable efforts during the Term to promote the sale of the Products.

5. Confidentiality.

(a) No Use of Information. Each party agrees that it will not, during the term of this Agreement or thereafter, communicate or divulge to or use for the benefit of itself or any other person, firm, association or corporation, without the prior written consent of the other party, any Confidential Information (defined below) owned or used by the other party that may be communicated to or acquired or learned by such party during the term of this Agreement (or which may have been communicated to or acquired or learned by such party prior to the date hereof in anticipation of this Agreement). Each party shall use its commercially reasonable efforts to extend the above secrecy obligation to its employees and consultants and shall not use less than the degree of care it uses with regard to its own confidential information. In the event of termination of this Agreement, each party shall, at the other party's request, return to the other party all written data and Confidential Information (including any copies made) and shall prevent the use of such information by persons who were in possession thereof or acquainted therewith during the term of this Agreement.

(b) No Disclosure. Each party agrees to hold in strict confidence and not to disclose to third parties without the prior written consent of the other party and not to use commercially, except under the terms of this Agreement, any and all Confidential Information received directly or indirectly from the other party and/or its affiliates, both before and during the term of this Agreement. Each party shall not disclose the Confidential Information received from the other party and/or its affiliates under this Agreement to any person except for such persons employed by the respective parties who strictly need to know such Confidential Information to enable such party to implement and enjoy its full rights under this Agreement and are bound by a duly executed written agreement with terms of confidentiality and non-use no less rigorous than those set forth in this Agreement. These obligations of confidentiality and non-use shall apply both during the term of this Agreement and thereafter, and each party shall take adequate measures in order to ensure that such Confidential Information is kept in secret, at its own expense.

(c) Definition. "Confidential Information" shall mean confidential or other proprietary information that is disclosed by either party to the other under this Agreement including, without limitation, designs, product specifications, business operations, formulas and other confidential business information. Confidential information shall not include information which: (i) is or becomes public knowledge without any action by or involvement of a party; (ii) has been independently developed other than pursuant to this Agreement; (iii) is disclosed by a party with the prior written approval of the other party; or (iv) is disclosed pursuant to any judicial or government order or process, provided that the disclosing party gives the other party prior notice sufficient to allow that party time to contest such order or process.

6. Indemnification.

(a) By Mana. Mana agrees to indemnify, hold harmless and defend Profound, its affiliates, and their respective officers, directors, employees, members, contractors, licensors, agents and representatives from any claims, liabilities, damages, costs and expenses (including reasonable attorneys' fees and costs of suit) to the extent they arise out of (i) a material breach by Mana of the terms and provisions of this Agreement, or (ii) any claims of infringement of any copyright, patent or trade secret or other proprietary rights, arising from the Products or any misuse of the Products by Mana. If Mana receives notice of an alleged infringement by the Products, on the rights of any third party, Mana shall use commercially reasonable efforts to either obtain the right to continue to use the Products or to modify the Products so that they are no longer infringing.

(b) By Profound. Profound agrees to indemnify, hold harmless and defend Mana, its affiliates, and their respective officers, directors, employees, members, contractors, licensors, agents and representatives from any claims, liabilities, damages, costs and expenses (including reasonable attorneys' fees and costs of suit) to the extent they arise out of (i) a material breach by Profound of the terms and provisions of this Agreement; or (ii) any claims arising from the misuse or negligent use of the Products by Profound.

(c) Indemnification Conditions. Promptly after receipt by Mana or Profound of notice of any claim that may affect the Products or the commencement of any action, proceeding, or investigation in respect of which indemnity or reimbursement may be sought as provided above, such party (the "Indemnitee") shall notify the party from whom indemnification is claimed (the "Indemnitor"), but the failure of such Indemnitee to notify the Indemnitor with respect to a particular action, proceeding or investigation shall not relieve the Indemnitor from any obligation or liability (i) which it may have pursuant to this Agreement if the Indemnitor is not substantially prejudiced by the failure to notify or (ii) which it may have otherwise than pursuant to this Agreement. The Indemnitor shall promptly assume the defense of the Indemnitee with counsel reasonably satisfactory to the Indemnitee, and the fees and expenses of such counsel shall be at the sole cost and expense of the Indemnitor. The Indemnitee will cooperate with the Indemnitor in the defense of any action, located in New York City. The parties hereby irrevocably consent to the jurisdiction of such courts and waive any objection they may have to the venue of such courts.

(b) Successors and Assigns. This Agreement may not be assigned in whole or in part by either party without the prior written consent of the other party, except Mana may assign this Agreement without Profound's prior written consent (i) to an Affiliated Entity or (ii) in the event of a merger or other reorganization involving Mana, or the sale of all or substantially all of Mana's assets. For purposes hereof, an "Affiliated Entity" shall be defined as an entity controlled by, or under common control with, such party. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their successors and permitted assigns.

(c) Governing Law. This Agreement will be governed and interpreted in accordance with the laws of the State of New York, without reference to conflicts of law principles.

(d) Relationship of Parties. Neither party will have, and will not represent that it has, any power, right or authority to bind the other party or to assume or create any obligation or responsibility, express or implied, on behalf of the other party or in the other party's name, except as herein expressly provided. Nothing stated in this Agreement shall be construed as creating the relationship of principal/agent, employer/employee or franchise/franchisee between the parties.

(e) Attorneys' Fees. In the event that any action is required in order to enforce or interpret any of the provisions of this Agreement, the prevailing party in such action shall recover all reasonable costs and expenses, including attorneys' fees, incurred in connection therewith.

(f) Waiver. The failure of either party to enforce any provision of this Agreement shall not be deemed a waiver of that or any other provision of this Agreement.

(g) Severability. If any of the provisions of this Agreement are found or deemed by a court of competent jurisdiction to be invalid or unenforceable, they shall be severable from the remainder of the Agreement and shall not cause the invalidity or unenforceability of the Agreement.

(h) Notices. Notices to either party shall be in writing and shall be deemed delivered when served in person or three business days after being deposited in the United States mail, first-class certified mail, postage prepaid, return receipt requested, or one business day after being dispatched by a nationally recognized one-day express courier service addressed as follows (or to such other address as provided by the receiving party):

To Mana: Mana Products, Inc.
32-02 Queens Boulevard
Long Island City, New York 11101
Attention: Barbara Novick

To Profound: Profound Beauty Inc.
32-02 Queens Boulevard

Long Island City, New York 11101
Attention: Nikos P. Mouyiaris

(i) Entire Agreement. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof, and supersedes in its entirety any and all written or oral agreements or understandings previously existing between the parties with respect to such subject matter. Each party acknowledges that it is not entering into this Agreement on the basis of any representations not expressly contained herein. Any amendments or modifications of this Agreement must be in writing and signed by both parties hereto.

(j) Section Headings. All section headings herein are inserted for convenience only and shall not modify or affect the construction or interpretation of any provision of this Agreement.

(k) Counterparts. This Agreement may be executed in two or more counterparts, each of which when so executed shall be deemed an original, and all of which together shall constitute one and the same instrument. For purposes of this Agreement, a faxed copy of an original signature shall be deemed an original signature.

(l) Force Majeure. It is understood and agreed that in the event of an act of the government, or war conditions, or fire, flood or labor trouble of Mana preventing the performance by Mana of the provisions of this Agreement, then such nonperformance by Mana shall not be considered as grounds for breach of this Agreement and such nonperformance shall be excused without any liability to Mana while the conditions herein prevail.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF the parties have entered into this Agreement as of the date first set forth above.

MANA PRODUCTS, INC.

By: Lawrence Weinstock
Name: Lawrence Weinstock
Title: Vice President - Finance

PROFOUND BEAUTY INC.

By:
Name: Nikos Mouyiaris
Title: President

PROFOUND BEAUTY INC
PRODUCT LISTING - LAUNCH
(Variables in Blue)

MANA'S SALES PRICE

PRODUCTION BATCH SIZE

[* Confidential portion been omitted and filed separately with the Securities and Exchange Commission.

	CATEGORY	DESCRIPTION	SIZE	SKU #
01	ANATOMY	SHAMPOO 100/0	250 ML (8.5 OZ)	PF10043
02	ANATOMY	SHAMPOO 90/10	250 ML ([illegible] OZ)	PF10044
03	ANATOMY	SHAMPOO 80/20	250 ML ([illegible] OZ)	[illegible]
04	ANATOMY	SHAMPOO 60/40	250 ML (8.5 OZ)	[illegible]
05	ANATOMY	CONDITIONER 40/60	150 ML (5.4 OZ)	[illegible]
06	ANATOMY	CONDITIONER 20/80	150 ML (5.4 OZ)	[illegible]
07	ANATOMY	CONDITIONER 10/90	150 ML (5.4 OZ)	[illegible]
08	ANATOMY	CONDITIONER 0/100	150 ML (5.4 OZ)	PF10047
09	ANATOMY	INSTILL	100 ML ([illegible] OZ)	PF10051
10	ARTISTRY	VOLUME FOAM	250 ML (7.6 OZ)	PF10054
11	ARTISTRY	CURL SHEER CREME	150 ML (5.4 OZ)	PF10055
12	ARTISTRY	LINEAR LIQUID	100 ML (4.0 OZ)	PF10056
13	MINDSET	STILL HAIRSPRAY	250 ML (8.5 OZ)	PF10057
14	MINDSET	SWAY HAIRSPRAY	250 ML (8.5 OZ)	PF10058
15	MINDSET	SWAY GEL	150 ML (5.4 OZ)	PF10059
16	MINDSET	STILL GEL	150 ML (5.4 OZ)	PF10060

01	ANATOMY	SHAMPOO 100/0	BACKBAR (32 OZ)	PF10034
02	ANATOMY	SHAMPOO 90/10	BACKBAR (32 OZ)	PF10035
03	ANATOMY	SHAMPOO 80/20	BACKBAR (32 OZ)	PF10036
04	ANATOMY	SHAMPOO 60/40	BACKBAR (32 OZ)	PF10037
05	ANATOMY	CONDITIONER 40/60	BACKBAR (32 OZ)	PF10041
06	ANATOMY	CONDITIONER 20/80	BACKBAR (32 OZ)	PF10040
07	ANATOMY	CONDITIONER 10/90	BACKBAR (32 OZ)	PF10039
08	ANATOMY	CONDITIONER 0/100	BACKBAR (32 OZ)	PF10038
09	ANATOMY	INSTILL	BACKBAR (32 OZ)	PF10042